North American Energy Resources, Inc.

1535 Soniat St.

New Orleans, Louisiana 70115

February 26, 2013

Ms. Anne Nguyen Parker

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	North American Energy Resources, Inc.
Amendment No. 1 to Form 10-K for fiscal year ended April 30, 2012
Filed July 27, 2012
File No. 000-52522

Dear Ms. Nguyen Parker,

We have received your comment letter dated February 8, 2013. We offer the following information in response to your inquiries.

Properties

Proved Reserves Disclosures

1.	We note that you engaged an independent petroleum consulting firm to audit reserves as of May 1, 2011 and that the Company updated these reserves at May 1, 2012. Please provide the disclosure required by Item 1202(a)(7) and Item 1202(a)(8) of Regulation S-K or tell us why it is not applicable.

Response:

We would propose adding the following disclosure to the Form 10-K.

Preparation of reserves estimates or reserves audit

At April 30, 2012 and 2011, the Company owned an interest in one producing gas well located in Texas County, Oklahoma, with an original cost of $2,000, which was acquired in 2010.

The Company engaged a petroleum engineer to prepare the Company’s reserve estimate as of May 1, 2011 (see third party reports below). In 2012, the Company obtained production and operating cost information from the operator of the property and the Company’s accountant then determined that the actual production in 2012 was approximately 99% of the projected production from the May 1, 2011 reserve estimate.

The gas well produced net cash flow of $950 in 2012. The cost of engaging a third party petroleum engineer to prepare the reserves on May 1, 2011 was $1,750. Accordingly, the Company decided, with the concurrence of the Company’s independent registered public accounting firm, to prepare the 2012 reserve estimate internally. The Company’s accountant used the same assumptions developed by the petroleum engineer in preparing the reserve estimate at May 1, 2011, applied the current pricing requirement and prepared the reserve estimate at May 1, 2012.

Third party reports

The Company engaged Christopher Energy, LLC, Tulsa, Oklahoma to prepare a reserve estimate for the Company as of May 1, 2011. The report includes the disclosure required by Item 1202(a)(8) of Regulation S-K.

Production History

2.	Please revise your disclosure to production, production price and production cost information to include the fiscal year ended April 30, 2010. See Item 1204 of Regulation S-K.

Response:

We would replace the table covering two years with the following table covering three years.

	Year ended April 30,
	2012	2011	2010
Oil production (BBLs)	-	64	220
Gas production (MCF)	751	291	-
Total production (BOE)	125	112	220
Daily production (BOE/d)	0.34	0.31	0.60
Average sales price:
Oil (per BBL)	$-	$63.52	$65.33
Gas (per MCF)	$2.79	$2.87	$-
Total (per BOE)	$16.74	$43.56	$65.33
Average production cost (per BOE)	$8.57	$78.62	$102.64
Average production taxes (per BOE)	$1.21	$3.12	$4.69

Executive Compensation

3.	We note your disclosure that as part of initial compensation the executive team was granted warrants and that Mr. Silvey was granted shares of restricted stock in exchange for his services. Please revise your disclosure in the summary compensation table and include an outstanding equity awards at fiscal year-end table to include required compensation, including such warrants and shares of restricted stock, as appropriate, or tell us why any such compensation should not be included therein. See Items 402(n) and (p) of Regulation S-K.

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Response:

We have added the option awards column in the summary compensation table as follows with no amount included since the warrants were determined to have no value when issued.

			Option	Stock
Name and Principal Position	Year	Salary	Awards	Awards	Total

Clinton W. Coldren (CEO since	2012	$107,500	$-	$-	$107,500
December 15, 2010) (a)	2011	$-	$-	$-	$-

Ross E. Silvey (CEO from June	2012	$-	$-	$-	$-
2008 until December 2010)	2011	$-	$-	$12,129	$12,129
(Deceased)

Alan G. Massara (CFO since	2012	$101,250	$-	$-	$101,250
December 15, 2010) (a)	2011	$-	$-	$-	$-

(a) Salaries in 2012 were accrued and unpaid at April 30, 2012.

We would also add the following outstanding equity awards at fiscal year-end table to include the required compensation. The Executive Team, consisting of Mr. Coldren and Mr. Massara, had the option to allocate the warrants as they deem appropriate. The warrants have been allocated equally between the two.

Name	Number of Securities Underlying Unexpired Options (#) Exercisable	Number of Securities Underlying Unexpired Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date

Clinton W. Coldren	5,000,000	-	$0.025	(a)
	-	5,000,000	$0.040	(b)
	-	5,000,000	$0.055	(b)

Alan G. Massara	5,000,000	-	$0.025	(a)
	-	5,000,000	$0.040	(b)
	-	5,000,000	$0.055	(b)

(a) The first warrant expires one year after the Executive Team begins collecting salaries from the Company

(b) The second two options vest upon execution of the $0.025 warrant and expire five years from that date.

Employment Agreements

4.	We note your disclosure that employment agreements were to be developed during the initial six months of your new executive team’s employment. Please tell us of the status of the employment agreement and revise your disclosure as appropriate. See Item 402(o)(1) of Regulation S-K.

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Response:

We would modify the disclosure as follows to defer development of employment agreements until completion of a major acquisition.

The new Executive Team agreed to defer any salary during the initial six months of their employment. Effective June 15, 2011, the Board of Directors approved compensation to begin accruing at a rate of $10,000 per month for each of the two listed executive officers. Beginning effective November 1, 2011, the compensation rate for Mr. Coldren increased to $20,833 per month and for Mr. Massara increased to $18,750 per month. Both agreed to discontinue accruing their salary effective January 31, 2012 until conditions improve. All salary remains unpaid.

Appropriate employment agreements will be developed within six months of completion of a major acquisition. The Company intends to pay its Executives and Directors salaries, wages, or fees commensurate with experience and industry standards in relationship to the success of the company.

Compensation of Directors

5.	Please revise your disclosure to include the table and all other information required by Item 402(r) of Regulation S-K or tell us why it is not applicable.

Response:

The only compensation to Directors was the warrant to Larry D. Hall upon his acceptance onto the Board, which is described in the disclosure. Adding a table with no values seems unnecessary.

Certain Relationships and Related Transactions and Director Independence

6.	Please provide an itemization of the expense reimbursements owed to your chief executive officer and chief financial officer. In connection therewith, we note your disclosure in Note 2 to the financial statements contained in your Quarterly Reports on Form 10-Q for the fiscal quarters ended July 31, 2012 and October 31, 2012. In addition, please confirm that none of the amounts included therein are perquisites and other personal benefits or property in excess of $10,000 that would be compensation to be disclosed in the summary compensation table. See Instruction (ix)(A) to Item 402(n).

Response:

The following table summarizes the expense reimbursements owed to the Company’s chief executive officer and chief financial officer through January 31, 2013. None of the amounts included in the table are perquisites or other personal benefits or property in excess of $10,000 that would be compensation to be disclosed in the summary compensation table.

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	Mr. Coldren	Mr. Massara

Cash advanced to the Company for payment of bills by the Company and direct payment of bills on behalf of the Company	$317,584.09	$-
Travel expense reimbursements	23,192.15	17,897.57
Rent paid	90,533.38	-
Office expenses	3,724.98	2,359.92
Communications	11,056.75	-
Insurance	13,553.40	-
	$459,644.75	$20,257.49

7.	Please provide the director independence disclosure required by Item 407(a) of Regulation S-K.

Response:

We would add the following paragraph at the end of Item 13.

We undertook a review of the independence of our directors and, using the definitions and independence standards of directors provided in the rules of The Nasdaq Stock Market, although not required as the standard for the Company as it is traded on the Over-the Counter Market considered whether any director has a material relationship with us that could interfere with his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, we determined that Michael D. Pruitt and Larry D. Hall are “independent directors” as defined under the rules of The Nasdaq Stock Market as of April 30, 2012.

Exhibits and Financial Statement Schedules

8.	Please file or incorporate by reference all exhibits, including material agreements, required by Item 601(b)(10) of Regulation S-K. As examples only, we note your disclosure with respect to your 2008 Stock Option Plan and warrants granted pursuant to a warrant agreement to your executive team. In addition, we note you have not filed your amended articles of incorporation and bylaws. Finally, please file the agreement whereby you acquired the interest in the gas well in Texas County, Oklahoma.

Response:

We will add the following index of exhibits and incorporate the filings as necessary. The interest in the Texas County Oklahoma gas well was acquired in 2010 for a total of $2000 in cash. Given the size of the transaction a Purchase and Sale Agreement was not executed and the assignment and bill of sale is included in Exhibit 10.3.

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Exhibit	Description

3.1	Articles of Incorporation (Amendment dated April 27, 2009) **
3.2	By-Laws **
4.1	Form of Specimen of common stock *
4.2	Form of Warrant *
10.1	Stock Purchase Agreement dated July 24, 2008 (incorporated by reference to
Form 8-K filed August 1, 2008)
10.2	North American Energy Resources, Inc. 2008 Stock Option Plan (incorporated by reference to Form S-8 filed September 11, 2008)
10.3	Assignment and Bill of Sale for purchase of Texas County, Oklahoma gas well **
10.4	Warrant Agreement dated December 10, 2010 **
10.5.1	Warrant Agreement NAEY001A with Clinton Coldren dated December 14, 2010 **
10.5.2	Warrant Agreement NAEY002A with Clinton Coldren dated December 14, 2010 **
10.5.3	Warrant Agreement NAEY003A with Clinton Coldren dated December 14, 2010 **
10.6.1	Warrant Agreement NAEY001B with Alan Massara dated December 14, 2010 **
10.6.2	Warrant Agreement NAEY002B with Alan Massara dated December 14, 2010 **
10.6.3	Warrant Agreement NAEY003B with Alan Massara dated December 14, 2010 **
10.7	Warrant Agreement NAEY 004 with Larry Hall dated November 10, 2011 **
23.1	Consent of Christopher Energy, LLC **
99.1	Christopher Energy, LLC reserve estimate effective May 1, 2011 **

* incorporated by reference to Form SB-2 filed March 14, 2007
** attached herewith

We acknowledge that:

●	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours Truly,

Clinton W. Coldren
Chief Executive Officer

Cc:	Karina V. Dorin
Staff Attorney
U.S Securities and Exchange Commission

Alan G. Massara
CFO
North American Energy Resources, Inc.

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EXHIBIT 3.1

Certified Copy

May 4, 2009

Job Number:	C20090504-0104
Reference Number:	00002275376-62
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State’s Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	Description	Number of Pages
20060535081-40	Articles of Incorporation	3 Pages/1 Copies
20090348105-22	Amendment	1 Pages/1 Copies

Commercial Recording Division

202 N. Carson Street

Carson City, Nevada 89701-4069

Telephone (775) 684-5708

Fax (775) 684-7138

DEAN HELLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Filed in the office of	
Dean Heller Secretary of State State of Nevada	Document Number 20060535081-40
	Filing Date and Time 08/22/2006 10:00 AM
	Entity Number E0618992006-3

Articles of Incorporation

(PURSUANT TO NRS 78)

Important. Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

1. ***Name of Corporation:***	MAR KED MINERAL EXPLORATION, INC.
2. ***Resident Agent Name and Street Address:*** [illegible]	CAMLEX MANAGEMENT (NEVADA) INC. Name 8275 S. Eastern Avenue, Suite 200 — Las Vegas — NEVADA — 89123 Street Address — City — Zip Code Optional Mailing Address — City — State — Zip Code
3. ***Shares:*** [illegible]	Number of shares with par value: 200,000,000 aggregate — Par value: $ 0.001 — Number of shares without par value:
4. ***Names & Addresses, of Board of Directors/Trustees:*** [illegible]	1. AARON UI Name 1602 - 555 Jervis Street — Vancouver — BC, Canada — V6E 4N1 Street Address — City — State — Zip Code 2. Name Street Address — City — State — Zip Code 3. Name Street Address — City — State — Zip Code
5. ***Purpose:*** [illegible]	The purpose of this Corporation shall be: To engage in any lawful act or activity for which corporations may be organized under NRS 78.
6. ***Names, Address and Signature of Incorporator.*** [illegible]	STEPHEN F.X. O'NEILL Name — Signature 435 Martin Street, Suite 1010 — Blaine — WA — 98230 Address — City — State — Zip Code
7. ***Certificate of Acceptance of Appointment of Resident Agent:***	I hereby accept appointment as Resident Agent for the above named corporation. Authorized Signature of R. A. or On Behalf of R. A. Company — August 21, 2006 Date

This form must be accompanied by appropriate fees. See attached fee schedule.

[illegible]

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 MARKED MINERAL EXPLORATION, INC.

Additional Articles

Section 1. Capital Stock

The aggregate number of shares that the Corporation will have authority to issue is Two Hundred Million (200,000,000), of which One Hundred Million One Hundred Million (100,000,000) shares will be preferred stock, with a par value of $0.001 per share.

The Preferred Stock may be divided into and issued in series. The Board of Directors of the Corporation Is authorized to divide the authorized shares of Preferred Stock into one or more series, each of which shall be so designated as to distinguish the shares thereof from the shares of all other series and classes. The Board of Directors of the Corporation is authorized, within any limitations prescribed by law and this Article, to fix and determine the designations, rights, qualifications, preferences, limitations and terms of the shares of any series of Preferred Stock including but not limited to the following.

(a) The rate of dividend, the time of payment of dividends, whether dividends are cumulative, and the date from which any dividends shall accrue;

(b) Whether shares may be redeemed, and, if so. the redemption price and the terms and conditions of redemption;

(c) The amount payable upon shares in the event of voluntary or Involuntary liquidation;

(d) Sinking fund or other provisions, if any, for the redemption or purchase of shares;

(e) The terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion;

(f) Voting powers, if any, provided that if any of the Preferred Stock or series thereof shall have voting rights, such Preferred Stock or series shall vote only on a share for share basis with the Common Stock on any matter, including but not limited to the election of directors, for which such Preferred Stock or series has such rights; and

(g) Subject to the foregoing, such other terms, qualifications, privileges, limitations, options, restrictions, and special or relative rights and preferences, If any, of shares or such series as the Board of Directors of the Corporation may, at the time so acting, lawfully fix and determine under the laws of the State of Nevada.

The Corporation shall not declare, pay or set apart for payment any dividend or other distribution (unless payable solely in shares of Common Stock or other class of stock Junior to the Preferred Stock as to dividends or upon liquidation) in respect of Common Stock, or other class of stock Junior to the Preferred Stock, nor shall it.redeem, purchase or otherwise acquire for consideration shares of any of the foregoing, unless dividends, if any, payable to holders of Preferred Stock for the current period (and in the case of cumulative dividends, If any, payable to holders of Preferred Stock for the current period and In the case of cumulative dividends. If any, for all past periods) have been paid, are being paid or have been set aside for payment, In accordance with the terms of the Preferred Stock, as fixed by the Board of Directors.

In the even of the liquidation of the Corporation, holders of Preferred Stock shall be entitled to receive, before any payment or distribution on the Common Stock or any other class of stock Junior to the Preferred Stock upon liquidation, a distribution per share in the amount of the liquidation preference, if any, fixed or determined in accordance with the terms of such Preferred Stock plus, If so provided in such terms, an amount per share equal to accumulated and unpaid dividends in respect of such Preferred Stock (whether or not earned or declared) to the date of such distribution. Neither the sale, lease or exchange of all or substantially all of the property and assets of the Corporation, nor any consolidation or merger of the Corporation, shall be deemed to be a liquidation for the purposes of this Article.

Section 2. Board of Directors

(a) Number of Directors. The number of the directors constituting the entire Board will be not less than one (1) nor more than fifteen (15) as fixed from time to time by vote of the majority of the entire Board, provided, however, that the number of directors will not be reduced so as to shorten the term of any director at the time in office.

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(b) Vacancies. Any vacancies in the Board of Directors for any reason, and any directorships resulting from any increase In the number of directors, may be filled by the Board of Directors, acting by a majority of the directors then in office, although less than a quorum, and any directors so chosen will hold office during the remainder of the term of office of the resigning director.

Section 3. Acquisition of Controlling Interest

The Corporation elects not to be governed by NRS 78.378 to 78.3793, Inclusive.

Section 4. Combinations with Interest Stockholders

The Corporation elects not to be governed by NRS 78.411 to 78.444, inclusive.

Section 5. Liability

To the fullest extent permitted by NRS 78, a director or officer of the Corporation will not be personally liable to the Corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, provided that this article will not eliminate or limit the liability of a director or officer for:

(a) acts or omissions which involve intentional misconduct fraud or a knowing violation of law; or

(b) the payment of distributions in violation of NRS 78.300, as amended.

Any amendment or repeal of this Section 5 will not adversely affect any right or protection of a director of the Corporation existing immediately prior to such amendment or repeal.

Section 6. Indemnification

(a) Right to Indemnification. The Corporation will indemnify to the fullest extent permitted by law any person (the “Indemnitee”) made or threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (whether or not by or in the right of the Corporation) by reason of the fact that he or she is or was a director of the Corporation or is or was serving as a director, officer, employee or agent of another entity at the request of the Corporation or any predecessor of the Corporation against judgments, fines, penalties, excise taxes, amounts paid in settlement and costs, charges and expenses (including attorneys’ fees and disbursements) that he or she incurs in connection with such action or proceeding.

(b) Inurnment. The right to indemnification will Inure whether or not the claim asserted is based on matters that predate the adoption of this Section 6, will continue as to an Indemnitee who has ceased to hold the position by virtue of which he or she was entitled to indemnification, and will inure to the benefit of his or her heirs and personal representatives.

(c) Non-exclusivity of Rights. The right to Indemnification and to the advancement of expenses conferred by this Section 0 are not exclusive of any other rights that an Indemnitee may have or acquire under any statute, bylaw, agreement, vote of stockholders or disinterested directors, these Articles of Incorporation or otherwise.

(d) Other Sources. The Corporation’s obligation, if any, to Indemnify or to advance expenses to any Indemnitee who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or other entity will be reduced by any amount such Indemnitee may collect as indemnification or advancement of expenses from such other entity.

(e) Advancement of Expenses. The Corporation will, from time to time, reimburse or advance to any Indemnitee the funds necessary for payment of expenses, including attorneys’ fees and disbursements, incurred in connection with defending any proceeding for which he or she is indemnified by the Corporation, In advance of the final disposition of such proceeding; provided that the Corporation has received the undertaking of such director or officer to repay any such amount so advanced if it is ultimately determined by a final and unappealable judicial decision that the director or officer is not entitled to be indemnified for such expenses.

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Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

NORTH AMERICAN ENERGY RESOURCES, INC. E0618992006-3

2. The articles have been amended as follows: (provide article numbers, if available)

ARTICLE III

Each fifty (50) shares of outstanding Common Stock as of April 27, 2009 shall be deemed to be one (1) share of Common Stock of the Corporation. Any fractional shares shall be rounded to the nearest whole number.

The total authorized shares shall be as follows:

Common Stock $.001 par value	100,000,000 shares authorized
Preferred Stock $.001 par value	100,000,000 shares authorized

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 63 9%

4. Effective date of filing: (optional)	4/27/09
(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

*lf any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State Amend Profit-After Revised: 7-1-08

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EXHIBIT 3.2

AMENDED

BYLAWS OF

NORTH AMERICAN ENERGY RESOURCES, INC.

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BYLAWS

OF

NORTH AMERICAN ENERGY RESOURCES, INC.

ARTICLE I - OFFICES

Section 1. Principal Office. The principal office for the transaction of the business of the corporation is hereby fixed and located at 7633 East 63rd Place, Suite 220, Tulsa, Oklahoma 74133. The Board of Directors is hereby granted full power and authority to change said principal office from one location to another in said county. Any such change shall be noted in the Bylaws by the Secretary, opposite this section, or this section may be amended to state the new location. As used herein and through these Bylaws, the term “principal office” shall not necessarily be deemed to refer to the Corporation’s registered office, although it may be the same location as the Corporation’s registered office.

Section 2. Other Offices. Branch or subordinate offices may at any time be established by the Board of Directors at any place or places where the Corporation is qualified to do business or the business of the Corporation may require.

ARTICLE II - MEETINGS OF THE SHAREHOLDERS

Section 1. Place of Meetings. All annual meetings of shareholders and all other meetings of shareholders shall be held either at the principal office of the Corporation or at any other place within or without the State of Nevada as may be designated either by the Board of Directors pursuant to authority hereinafter granted to said Board or by the written consent of the shareholder entitled to vote at such meeting holding at least a majority of such shares. Such vote may be given either before or after the meeting and filed with the Secretary of the Corporation.

Section 2. Annual Meetings. The annual meetings of shareholders shall be held on:

The First Friday in July

provided, however, that should said day fall on a legal holiday, then any such annual meeting of shareholders shall be held at the same time and place on the next day thereafter ensuing which is a full business day. Any such annual meeting may be held at any other time which may be designated in a resolution by the Board of Directors or by the written consent of the shareholders entitled to vote at such meeting holding at least a majority of such shares. At such annual meeting, directors shall be elected, reports of the affairs of the Corporation shall be considered, and any other business may be transacted which is within the powers of the shareholders to transact and which may be properly brought before the meeting.

Written notice of each annual meeting shall Be given to each shareholder entitled to vote (unless such call and notice is waived by the unanimous consent of the shareholders), either personally or by mail or other means of written communication, charges prepaid, addressed to such shareholder at his address appearing on the books of the Corporation or given by him to the Corporation for the purpose of notice. If a shareholder gives no address, notice shall be deemed to have been given him if sent by mail or other means of written communication addressed to the place where the principal office of the Corporation is situated, or if published at least once in some newspaper of general circulation in the county in which said office is located. All such notices shall be sent to each share bolder entitled thereto not less than ten (10) nor more than sixty (60) days before each annual meeting. Such notices shall specify the place, the day and the hour of such meeting and shall state such other matters, if any, as may be expressly required by statute.

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Section 3. Special Meetings. Special meetings of the shareholders for any purpose or purposes, unless otherwise prescribed by statute, may be called at any time by the President, or by resolution of the Board of Directors, or by one or more shareholders holding not less than one-third (1/3) of the issued and outstanding voting shares of the Corporation, or such meeting may be held at any time without call or notice upon unanimous consent of the shareholders. Except in special cases where other express provision is made by statute, notice of such special meetings shall be given in the same manner and pursuant to the same notice provisions as for annual meetings of shareholders. Notices of any special meeting shall state, in addition to the place, day and hour of such meeting, the purpose or purposes of the meeting. Business transacted at any special meeting of the shareholders shall be limited to the purposes stated in the notice.

Section 4. Voting List. The officer who has charge of the stock ledger of the Corporation shall, before each shareholders’ meeting, prepare a list of all persons entitled to represent shares at such meeting, arranging the names alphabetically, with the addresses of each shareholder and the number of shares entitled to be voted by each shareholder set forth opposite their respective names. Such list and the share ledger, or a true and correct copy thereof, shall be open to the examination of any shareholder, for any purpose germane to the meeting, during regular business hours, for a period of at least ten (10) days immediately preceding the convening of said shareholders’ meeting and until the close of such meeting and they shall be subject to inspection at any time during such period by any shareholder or person representing a shareholder. The list and share ledger shall be open for examination at the place specified in the notice where said meeting is to be held.

Section 5. Quorum. The holders of a majority of the stock issued and outstanding and entitled to vote at a meeting, whether present in person or represented by proxy, shall constitute a quorum at all meetings of the shareholders for the transaction of business, except as otherwise provided by statute or the Certificate of Incorporation of the Corporation. When a quorum is present at any meeting, a majority of the shares represented thereat and entitled to vote thereat shall decide any question brought before such meeting. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

Section 6. Adjourned Meeting and Notice Thereof. Any shareholders’ meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of a majority of the shares, the holders of which are either present in person or represented by proxy thereat, but in the absence of a quorum no other business may be transacted at such meeting.

When any shareholders’ meeting, either annual or special, is adjourned for thirty (30) days or more, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given as in the case of an original meeting. Except as aforesaid, it shall not be necessary to give any notice of the time and place of the adjourned meeting or of the business to be transacted thereat, other than by announcement at the meeting at which such adjournment is taken.

Section 7. Organization. The President shall call the meeting of shareholders to order and shall act as Chairman of such meetings unless the shareholders present should designate another person as Chairman. The Secretary of the Corporation shall act as Secretary at all meetings of shareholders, but in the event of his absence or failure to act, the Chairman shall appoint another person to act as Secretary Pro Tern.

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Section 8. Order of Business. The order of business at the annual meeting, and so far as practicable at all other meetings of the shareholders, shall be as follows:

(1) Calling meeting to order;

(2) Calling of roll and checking proxies;

(3) Proof of notice of meeting;

(4) Reading of any unapproved minutes;

(5) Reports of officers;

(6) Reports of committees;

(7) Election of directors;

(8) Unfinished business;

(9) New business; and

(10) Adjournment.

Section 9. Voting. At each meeting of the shareholders, each shareholder having the right to vote shall be entitled to vote in person or by proxy appointed by an instrument in writing, subscribed by such shareholder and bearing a date not more than three (3) years prior to said meeting, unless said instrument provides definitely for a longer period. Each stockholder shall have one (1) vote for each share of stock having voting power, registered in his name on the books of the Corporation, except that the Board of Directors may fix a time, not more than sixty (60) days nor less than ten (10) days preceding the date of any meeting of shareholders as a record date for the determination of the shareholders entitled to notice of and to vote at such meeting, and in such case only registered shareholders on the date so fixed shall be entitled to notice of such meeting, notwithstanding any transfer of any shares on the books of the Corporation after any record date so fixed. The Board of Directors may close the books of the Corporation against any transfers of shares during any shareholders’ meeting or during any adjournment thereof; and the Board of Directors may close the books against any transfers of shares during the whole or any part of the period during which the books may be closed under the provisions of this paragraph. Upon the demand of any stockholder, the vote for directors and the vote upon any question before the meeting shall be by ballot. All elections shall be had and all questions decided by a majority vote.

Section 10. Consent of Absentees. The transaction of any meeting of shareholders, either annual or special, however called and noticed, shall be as valid as though had as a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote, not present in person, or by proxy, signs a written waiver of notice, or a consent to the holding of such meeting, or an approval of the minutes thereof. All such waivers, consent or approvals shall be filed with the corporate records or made a part of the minutes of the meeting. If a shareholder does not receive notice of a meeting, but attends and participates in the meeting, he shall be deemed to have waived notice of the meeting.

Section 11. Action Without Meeting. Any action which, under provisions of the laws of the State of Nevada or under the provisions of the Articles of Incorporation or under these Bylaws may be taken at a meeting of the shareholders, may be taken without a meeting if a record or memorandum thereof be made in writing and signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Such record or memorandum shall be filed with the Secretary of the Corporation and made a part of the corporate records. Notice of the taking of such action, if by less than unanimous written consent, shall be given within five (5) days of the taking of such action to those shareholders who have not consented in writing.

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Section 12. Proxies. Any shareholder entitled to vote or execute consents shall have the right to do so either in person or by one or more agents authorized by proxy. The appointment of a proxy shall be in writing and signed by the shareholder but shall require no other attestation and shall be filed with the Secretary of the Corporation at or prior to the meeting. In no event shall a proxy be appointed for a period of more than seven (7) years. If any shareholder appoints two or more persons to act as proxies and if the instrument does not otherwise provide, then a majority of such persons present at the meeting, or if only one shall be present, then that one shall have and may exercise all of the power conferred by such instrument upon all of the persons so appointed; and if such proxies be equally divided as to the right and manner of voting in any particular case, the vote shall be divided among the proxies. Any person holding shares in a representative or fiduciary capacity which he may represent in person may represent the same by proxy and confer general or discretionary power upon such a proxy. The authority of a proxy if not coupled with an interest may be terminated at will. Unless otherwise provided in the appointment, the proxy’s authority shall cease eleven (11) months after the appointment. The termination of a proxy’s authority by act of the shareholder shall, subject to the time limitation herein set forth, be ineffective until written notice of the termination has been given to the Secretary of the Corporation. Unless otherwise provided therein, an appointment filed with the Secretary shall have the effect of revoking all proxy appointments of prior date. A proxy’s authority shall not be revoked by the death or incapacity of the maker unless before the vote is cast or the authority is exercised, written notice of such death or incapacity is given to the Corporation.

Section 13. Inspectors of Election. In advance of any meeting of shareholders, the Board of Directors may appoint Inspectors of Election to act at such meeting or any adjournment thereof. If Inspectors of Election be not so appointed, the Chairman of any such meeting may, and on the request of any share holder or his proxy shall, make such appointment at the meeting. The number of inspectors shall be either one or three. If appointed at a meeting on the request of one or more shareholders or proxies, the majority of shares present shall determine whether one or three inspectors are to be appointed. In case any person appointed as inspector fails or refuses to act, the vacancy may be filled by appointment by the Board of Directors in advance of the meeting, or at the meeting by the Chairman. An inspector need not be a shareholder of the Corporation, but no person who is a candidate for office of the Corporation shall act as an inspector.

The duties of such inspectors shall include: determining the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the authenticity, validity and effect of proxies; receiving votes, ballots or consents; hearing and determining all challenges and questions in any way arising in connection with the right to vote; counting and tabulating all votes or consents; determining the result and such acts as may be proper to conduct the election or vote with fairness to all shareholders.

ARTICLE III - DIRECTORS

Section 1. Powers. Subject to limitations of the Articles of Incorporation, of the Bylaws and of the laws of the State of Nevada as to action to be authorized or approved by the shareholders, and subject to the duties of directors as prescribed by the Bylaws, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be controlled by, the Board of Directors. Without prejudice to such general power, but subject to the same limitations, it is hereby expressly declared that the directors shall have the following powers, to-wit:

First: To select and remove all officers, agents and employees of the Corporation, prescribe such powers and duties for them as may not be inconsistent with law, with the Articles of Incorporation or the Bylaws, fix their compensation and require from them security for faithful service.

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Second: To conduct, manage and control the affairs and business of the Corporation, and to make such rules and regulations therefore not inconsistent with law, or with the Articles of Incorporation or the Bylaws, as they may deem best.

Third: To change the principal office for the transaction of the business of the Corporation from one location to another within the same county as provided in Article I, Section 1, hereof; to designate any place within or without the State of Texas for the holding of any shareholders’ meeting or meetings; and to adopt, make and use a corporate seal, and to prescribe the forms of certificates of stock, and to alter the form of such seal and of such certificates from time to time, as in their judgment they may deem best, provided such seal and such certificates shall at all times comply with the provisions of law.

Fourth: To authorize the issue of shares of stock of the Corporation from time to time, upon such terms as may be lawful, in consideration of money paid, labor done or services actually rendered, debts or securities cancelled, or tangible or intangible property actually received, or in the case of shares issued as a dividend against amounts transferred from surplus to stated capital.

Fifth: To borrow money and incur indebtedness for the purpose of the Corporation, and to cause to be executed and delivered therefor, in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecation or other evidences of debt and securities therefor.

Section 2. Number. Election and Term of Office. The number of directors which shall constitute the whole Board shall be not less than one (1). The shareholders at any annual meeting may determine the number which shall constitute the Board and the number so determined shall remain fixed until changed at a subsequent annual meeting. The directors shall be elected at each annual meeting of the shareholders; however, if any such annual meeting is not held or the directors are not elected thereat, the directors may be elected at any special meeting of shareholders held for that purpose. All directors shall hold office until their respective successors are elected.

Section 3. Qualification. A director need not be a shareholder of the Corporation.

Section 4. Vacancies. Vacancies in the Board of Directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and each director so elected shall hold office until his successor is elected at an annual or a special meeting of the shareholders.

A vacancy or vacancies in the Board of Directors shall be deemed to exist in case of the death, resignation or removal of any director, or if the authorized number of directors be increased, or if the shareholders fail, at any annual or special meeting of shareholders at which any director or directors are elected, to elect the full authorized number of directors to be voted for at that meeting.

The shareholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of his term of office.

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Section 5. Resignations. Any director may resign at any time by giving written notice of his resignation to the Board or Chairman of the Board or the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time when it shall become effective shall not be specified therein, immediately upon its receipt. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. If the Board of Directors accepts the resignation of a director rendered to take effect at a future time, the Board, including the director who has tendered his resignation, shall have power to elect a successor to take office when the resignation is to become effective.

Section 6. Removal. The entire Board of Directors or any individual director may be removed from office with or without cause by vote of shareholders holding a majority of the outstanding shares entitled to vote at any annual or special meeting of shareholders. In case the entire Board or any one or more directors be so removed, new directors may be elected at the same meeting of shareholders.

Section 7. When Board May Declare Vacancies. The Board of Directors shall declare vacant the office of a director if he be declared of unsound mind by an order of court or convicted of a felony, or may do so within sixty (60) days after notice of his election if he does not attend a meeting of the Board of Directors.

Section 8. Place of Meeting. Regular meetings of the Board of Directors shall be held at any place within or without the State of Nevada which has been designated from time to time by resolution of the Board or by written consent of all members of the Board. In the absence of such designation, regular meetings shall be held at the principal office of the Corporation. Special meetings of the Board may be held either at a place so designated or at the principal office.

Section 9. Regular Meetings. A regular annual meeting of the Board of Directors for the purpose of election of officers of the Corporation and the transaction of any other business coming before such meeting shall be held each year immediately following the adjournment of the annual shareholders’ meeting and no notice of such meeting to the elected director shall be necessary in order to legally constitute the meeting, provided a majority of the whole Board shall be present. If a majority of the Board shall not be present, then such regular annual meeting may be held at such time as shall be fixed by the consent, in writing, of all of the directors. Other regular meetings of the Board may be held without notice at such time as shall from time to time be determined by the Board.

Section 10. Special Meetings. Special meetings of the Board of Directors for any purpose or purposes shall be called at any time by the President or, if he is absent or unable to act, by any Vice President or by any two directors. No business shall be considered at any special meeting other than the purposes mentioned in the notice given to each director of the meeting, except upon the unanimous consent of all directors.

Section 11. Notice of Special Meetings. Written notice of the time, place and the purposes of all special meetings shall be delivered personally to each director or sent to each director by mail or by other form of written communication, charges prepaid, addressed to him at his address as shown on the records of the Corporation or, if it is not so shown on the records or is not readily ascertainable, at the place where meetings of the directors are regularly held. In case such notice is mailed or telegraphed, it shall be deposited in the United States Mail or delivered to the telegraph company in the place in which the principal office of the Corporation is located at least five (5) days prior to the time of the holding of the meeting. In case such notice is delivered as above provided, it shall be so delivered at least twenty-four (24) hours prior to the time of the holding of the meeting. Such mailing, telegraphing of delivery as above provided shall be due, legal and personal notice to such director.

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Section 12. Waiver of Notice. Any actions taken or approved at any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though taken or approved at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present signs a written waiver of notice or a consent to holding such meeting or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate record or made a part of the minutes of the meeting. If a director does no receive notice of a meeting, but attends and participates in the meeting, he shall be deemed to have waived notice of the meeting.

Section 13. Quorum. At all meetings of the Board, a quorum shall consist of a majority of the entire number of directors and the acts of a majority of the directors present at a meeting at which a quorum is present shall be the acts of the Board of Directors except as may be otherwise specifically provided by statute or by the Articles of Incorporation or by these Bylaws and except to adjourn as hereinafter provided. When the Board consists of one director, then one director shall constitute a quorum.

Section 14. Adjournment. A quorum of the directors may adjourn any directors’ meeting to meet again at a stated day and hour; provided, however, that in the absence of a quorum at either a regular or special meeting, the directors may adjourn to a later date but may not transact any business until a quorum has been secured. At any adjourned meeting at which a required number of directors shall be present, any business may be transacted which might have been transacted at the meeting as originally notified.

Section 15. Notice of Adjournment. Notice of the time and place of holding an adjourned meeting need not be given to absent directors if the time and place be fixed at the meeting adjourned.

Section 16. Fees and Compensation, Directors and members of committees may receive such compensation, if any, for their services, and such reimbursement for expenses as may be fixed or determined by resolution of the Board.

Section 17. Manifestation of Dissent. A director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or unless such director shall forward his dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who votes in favor of such action.

Section 18. Action Without Meeting. Any action required or permitted to be taken at a meeting of the directors may be taken without a meeting if all members of the Board shall individually or collectively consent to such action by signing a written record or memorandum thereof. Such record or memorandum shall have the same effect as a unanimous vote of the Board of Directors and shall be filed with the Secretary of the Corporation and made a part of the corporate records.

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ARTICLE IV - COMMITTEES

Section 1. Designation. The Board of Directors may, by resolution passed by a three- fifths vote of the whole Board, designate one or more committees, each committee to consist of one or more of the directors of the Corporation, which to the extent provided in the resolution and permitted by law shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation, except where action of the Board of Directors is required by law, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors.

Section 2. Meetings. Each committee shall meet at such times as may be fixed by the committee or on the call of the President. Notice of the time and place of the meeting shall be given to each member of the committee in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Each committee shall keep regular minutes of its proceedings which shall be reported to the directors at their next annual meeting.

Section 3. Quorum and Voting. A majority of the members of a committee shall constitute a quorum for the transaction of business. The act of three-fifths of the members of the committee present it a meeting at which a quorum is present shall be the act of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint any such absent or disqualified member. At all meetings of a committee, each member present shall have one (1) vote which shall be cast by him in person.

Section 4. Waiver of Notice. Any actions taken or approved at any meeting of a committee, however called and notice or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the members not present signs a written waiver of notice or a consent to holding such meetings or at. approval of the minutes thereof.

Section 5. Removal. The entire committee or any individual member thereof may be removed from the committee with or without cause by unanimous vote of the Board of Directors.

Section 6. Vacancies. Notwithstanding Section 4 above, the Board of Directors shall fill all vacancies in a committee which may occur from time to time. An absence from a meeting does not constitute a “vacancy” as the term is used herein.

Section 7. Action Without Meeting. Any action which might be taken at a meeting of the committee may be taken without a meeting if a record or memorandum thereof be made in writing and signed by all members of the committee.

ARTICLE V - OFFICERS

Section 1. Officers. Unless otherwise stated in a resolution adopted by the Board of Directors, the officers of the Corporation shall be a President, a Vice President, a Secretary and a Treasurer. The Corporation may also have, at the discretion of the Board of Directors, a Chairman of the Board, one or more Vice Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers as may be appointed in accordance with the provisions of Section 3 of this Article. One person may hold two or more offices; provided, however, that no person shall at the same time hold the offices of President and Secretary or the offices of the President and Vice President.

Section 2. Election. The officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 3 or Section 5 of this Article, shall be chosen annually by the Board of Directors, and each shall hold his office until he shall resign or shall be removed or otherwise disqualified to serve, or his successor shall be elected and qualified.

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Section 3. Subordinate Officers. The Board of Directors may appoint, and may empower the President to appoint, such other officers as the business of the Corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the Bylaws or as the Board of Directors may from time to time determine.

Section 4. Removal and Resignation. Any officer may be removed, either with or without cause, by the Board of Directors, at any regular or special meeting thereof, or, except in case of any officer chosen by the Board of Directors, by any officer upon whom such power of removal, may be conferred by the Board of Directors.

Any officer may resign at any time by giving written notice to the Board of Directors, or to the President, or to the Secretary of the Corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any alternate time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 5. Vacancies. A vacancy in an office because of death, resignation, removal disqualification or any other cause shall be filled in the manner prescribed in the Bylaws for regular appointments to such office.

Section 6. Chairman of the Board. The Chairman of the Board, if there shall be such an officer, shall if present, preside at all meetings of the Board of Directors and exercise and perform all other powers an i duties as may be from time to time assigned to him by the Board of Director: or prescribed by the Bylaws.

Section 7. President. Subject to such powers and duties, if any, as may be assigned by the Board of Directors to the Chairman of the Board, if there be such an officer, the President shall be the Chief Executive Officer of the Corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the Corporation, including:

(a) He shall preside at all meetings of the shareholders and, in the absence of the Chairman of the Board, or if there be none, at all meetings of the Board of Directors.

(b) He shall sign or countersign, as may be necessary, all such bills, notes, checks, contracts and other instruments as may pertain to the ordinary course of the Corporation’s business and shall, with the Secretary, sign the minutes of all shareholder’ and directors’ meetings over which he may have presided.

(c) He shall execute bonds, mortgages and other contracts requiring a seal under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation.

(d) At the annual meeting of the shareholders, he shall submit a complete report of the operations of the Corporation’s affairs as existing at the close of each year and shall report to the Board of Directors from time to time all such matters coming to his attention and relating to the interest of the Corporation as should be brought to the attention of the Board.

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(e) He shall be an ex officio member of all standing committees, if any; and he shall have such usual powers and duties of supervision and management as may pertain to the office of the President and shall have such other powers and duties as may be prescribed by the Board of Directors or the Bylaws.

Section 8. Executive Vice President. The Executive Vice President shall be the executive officer of the Corporation next in authority to the Chairman of the Board and the President, both of whom he shall assist in the management of the business of the Corporation and the implementation of orders and resolutions of the Board of Directors. In the absence of the Chairman of the Board and the President, he shall preside at all meetings of the shareholders and of the directors, and shall exercise all other powers and perform all other duties of the Chairman of the Board and the President; he shall be ex officio a member of all standing committees; and he shall perform such other duties as the Board of Directors may from time to time prescribe.

Section 9. Vice President. In the absence or disability of the President, the Vice Presidents, in order of their rank as fixed by the Board of Directors or, if not ranked, the Vice President designated by the Board of Directors, shall perform all the duties of the President and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors or the Bylaws.

Section 10. Secretary. The Secretary shall keep or cause to be kept, at the principal office of the Corporation or such other place as the Board of Directors may order, a book of minutes of all meetings of directors and shareholders, with the time and place of holding, whether regular or special, and, if special, how authorized, the notice thereof given, the names of those present at directors’ meetings, the number of shares present or represented at shareholders’ meetings, and the proceedings thereof.

The Secretary shall keep, or cause to be kept, at the principal office of the Corporation or at the office of the Corporation’s transfer agent, a share ledger, showing the names of the shareholders and their addresses, the number of classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

The Secretary shall give, or cause to be given, notice of all meetings of the shareholders and of the Board of Directors required by the Bylaws or by law to be given, and he shall keep the seal of the Corporation in safe custody. The Secretary shall also sign, with the President or Vice President, all contracts, deeds, licenses and other instruments when so ordered. The Secretary shall make such reports to the Board of Directors as they may request and shall also prepare such reports and statements as are required by the laws of the State of Nevada and shall perform such other duties as may be prescribed by the Board of Directors or by the Bylaws.

The Secretary shall allow any shareholder, on application, during normal business hours, to inspect the share ledger. He shall attend to such correspondence and perform such other duties as may be incidental to his office or as may be properly assigned to him by the Board of Directors. The Assistant Secretary or Secretaries shall perform the duties of the Secretary in the case of his absence or disability and such other duties as may be specified by the Board of Directors.

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Section 11. Treasurer. The Treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the Corporation, including account of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus and shares. The books of account shall at all reasonable times be open to inspection by a director.

The Treasurer shall deposit all monies and other valuables in the name and to the credit of the Corporation with such depositories as may be designated by the Board of Directors. She shall disburse the funds of the Corporation as may be ordered by the Board of Directors, shall render to the President and directors, whenever they request it, an account of all of his transactions as Treasurer and of the financial condition of the Corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors.

The Assistant Treasurer or Treasurers shall perform the duties of the Treasurer in the event of his absence or disability and such other duties as the Board of Directors may determine.

Section 12. Delegation of Duties. In case of the absence or disability of any officer of the Corporation or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may, by a vote of a majority of the whole Board, delegate for the time being, the powers or duties or any of them, of such officer to any other officer or to any directors.

ARTICLE VI - SHARES OF STOCK

Section 1. Certificates of Stock. A certificate or certificates for shares of the capital stock of the Corporation shall be issued to each shareholder when any such shares are fully paid, showing the number of the shares of the Corporation standing on the books in his name. All such certificates shall be signed by the President or a Vice President and the Secretary or an Assistant Secretary, or be authenticated by facsimiles of the signatures of the President and Secretary or by a facsimile of the signature of the President and the written signature of the Secretary or an Assistant Secretary. Every certificate authenticated by a facsimile of a signature must be countersigned by a transfer agent or transfer clerk and registered by an incorporated bank or trust company as registrar of transfer. Such certificates shall also be numbered and sealed with the seal of the Corporation. Such seal may be a facsimile, engraved or imprinted.

Section 2. Record of Shareholders: Transfer of Shares. There shall be kept at the registered office of the Corporation in the State of Nevada a record containing the names and addresses of all shareholders of the Corporation, the number and class of shares held by each and the dates when they respectively became the owners of record thereof; provided, however, that the foregoing shall not be required if the Corporation shall keep at its registered office the address, including street number, if any, of the custodian of such record. Duplicate lists may be kept in such other state or states as may, from time to time, be determined by the Board. Transfers of stock of the Corporation shall be made on the books of the Corporation only upon authorization by the registered holder thereof or by his attorney lawfully constituted in writing and on surrender and cancellation of a certificate or certificates for a like number of shares of the same class properly endorsed or accompanied by a duly executed stock transfer power and payment of all taxes thereon, with such proof of authenticity of the signatures as the Corporation or its transfer agents may reasonably require.

Section 3. Record Date and Closing Stock Books. The Board of Directors may fix a time as a record date for the determination of the shareholders entitled to notice of and to vote at any meeting of shareholders or entitled to receive any dividend or distribution, or any allotment of right, or to exercise rights in respect to any change, conversion, or exchange of shares. The record date so fixed shall be not more than sixty (60) days nor less than ten (10) days prior to the date of the meeting or event for the purposes of which it is fixed. When a record date is so fixed, only shareholders of record on that date are entitled to notice of and to vote at the meeting or to receive a dividend, distribution, or allotment of rights, or to exercise the rights, as the case may be, notwithstanding any transfer of any shares on the books of the Corporation after the record date.

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Section 4. Registered Shareholders. The Corporation shall be entitled to recognize the holder of record of any share or shares of stock as the exclusive owner thereof for all purposes, and accordingly, shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not it shall have the express or other notice thereof, except as otherwise provided by law.

Section 5. Lost Certificates. Except as hereinafter in this section provided, no one certificate for shares shall be issued in lieu of an old one unless the latter is surrendered and cancelled at the same time. The Board of Directors may, however, in case any certificate for shares is lost, stolen, mutilated or destroyed, authorize the issuance of a new certificate in lieu thereof, upon such terms and conditions including indemnification of the Corporation reasonably satisfactory to it, as the Board shall determine.

Section 6. Regulations; Appointment of Transfer Agents and Transfer Agents and Registrars. The Board may make such rules and regulations as it may deem expedient concerning the issuance, transfer and registration of certificates for shares of stock. It may appoint one or more transfer agents or registrars of transfer, or both, and may require all certificates of stock to bear the signature of either or both.

Section 7. Treasury Shares. Treasury shares, or other shares not at the time issued and outstanding, shall not, directly or indirectly, be voted at any meeting of the shareholders, or counted in calculating the actual voting power of shareholders at any given time.

Section 8. Fractional Shares. Certificates of fractional shares of stock may be issued at the discretion of the Board of Directors. The registered ownership of any fractional share represented by such certificate or certificates shall entitle the holder thereof to receive dividends, participate in the corporate assets in the event of liquidation of the Corporation and to exercise voting rights in person or by proxy.

ARTICLE VII - EXECUTION OF INSTRUMENTS

Section 1. Contracts. The Board or any authorized committee may authorize any officer or officers, agent or agents, to enter into any contract or to execute and deliver in the name and on behalf of the Corporation any contract or other instrument, except certificates representing shares of stock of the Corporation, and such authority may be general or may be confined to specific instances.

Section 2. Checks and Drafts. All checks, drafts or other orders for the payment of money, notes, acceptances or other evidences of indebtedness issued by or in the name of the Corporation shall be signed by such officer or officers, agent or agents of the Corporation and in such manner as shall be determined from time to time by resolution of the Board.

Section 3. Deposits: Bank Accounts. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board may from time to time designate or as may be designated by an officer or officers of the Corporation to whom such power of designation may from time to time be delegated by the Board. The Board may make such special rules and regulations with respect to such bank accounts, not inconsistent with the provisions of these Bylaws, as it may deem expedient. Unless otherwise provided by resolution of the Board, endorsements for deposit to the credit of the Corporation in any of its duly authorized depositories may be made by hand-stamped legend in the name of the Corporation or by written endorsement of any officer without countersignature.

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Section 4. Loans. No loans shall be contracted on behalf of the Corporation unless authorized by the Board, but when so authorized, unless a particular officer or agent is directed to negotiate the same, may be negotiated, up to the amount so authorized, by the President or a Vice President or the Treasurer; and such officers are hereby severally authorized to execute and deliver in the name and on behalf of the Corporation notes or other evidences of indebtedness countersigned by the President or a Vice President for the amount of such loans and to give security for the payment of any and all loans, advances and indebtedness by hypothecating, pledging or transferring any part or all of the property of the Corporation, real or personal, at any time owned by the Corporation.

Section 5. Sale or Transfer of Securities Held by the Corporation. Stock certificates, bonds or other securities at any time owned by the Corporation may be held on behalf of the Corporation or sold, transferred or otherwise disposed of pursuant to authorization by the Board, or of any committee thereunto duly authorized, and when so authorized to be sold, transferred or otherwise disposed of, may be transferred from the name of the Corporation by the signature of the President or a Vice President and the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary.

SECTION VIII - MISCELLANEOUS

Section 1. Fiscal Year. The fiscal year of the Corporation shall be determined by the Board.

Section 2. Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the words “Corporate Seal” and the name of the state under the laws of which the Corporation exists.

Section 3. Annual Report. The Board of Directors shall not be required to send to shareholders an annual report of this Corporation.

Section 4. Inspection of Corporation Records. The share ledger or duplicate share ledger, the books of account, copy of the Bylaws, as amended, certified by the Secretary, and minutes of proceedings of the shareholders and directors and of any committee of the Board of Directors shall be open for inspection upon the written demand of any shareholder or holder of a voting trust certificate, during the usual hours for business, and for a purpose reasonably related to his interests as a shareholder or as the holder of a voting trust certificate and shall be exhibited at any time when required by the den and of ten percent (10%) of the shares represented at any shareholders’ meeting. Such inspection may be made in person or by an agent or attorney and shall include the right to make extracts. Demand of inspection other than at a shareholders’ meeting shall be made in writing, under oath, upon the President, Secretary or Assistant Secretary of the Corporation at the Corporation’s registered or principal office. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a Power of Attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the shareholder.

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Section 5. Dividends. Dividends upon the shares of the capital stock of the Corporation may be declared and paid out of surplus or, if there is no surplus, out of net profits of the Corporation, to the extent permitted by the laws of the State of Nevada, by the Board of Directors in their discretion at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of capital stock.

Before payment of any dividend, there may be set aside out of the funds of the Corporation available for dividends such sum or sums as the directors may from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purposes as the directors think conductive to the interests of the Corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE IX - NOTICES

Section 1. Form of Notices. Whenever, under the provisions of these Bylaws, notice is required to be given to any director, officer or shareholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, by depositing the same in the United States Mail, in a postpaid sealed wrapper, addressed to such director, officer or shareholder at such address as appears on the books of the Corporation, or, in default of other address, to such director, officer or shareholder at the general post office in the city where the Corporation’s principal office is located, and such notice shall be deemed to be given at the time when the same shall be thus mailed.

Section 2. Waiver of Notice. Any shareholder, director or officer may waive an notice required to be given under these Bylaws by a written waiver signed by the person, or persons, entitled to such notice, whether before or after the time stated therein, and such waiver shall be deemed equivalent to the actual giving of such notice.

ARTICLE X - AMENDMENTS

Section 1. Who May Amend. These Bylaws may be amended, altered, changed or repealed by the affirmative vote of a majority of the shares issued and outstanding, and entitled to vote thereat, at any regular or special meeting of the shareholders if notice of the proposed amendment, alteration, change or repeal be contained in the notice of the meeting, or by the affirmative vote of the majority of the Board of Directors at any regular or special meeting of the Board of Directors; provided, however, that the Board of Directors shall have no power to adopt, amend or alter any Bylaws fixing their number, qualifications, classifications, term of office or the right of the shareholders to remove them from office.

ARTICLE XI - INDEMNIFICATION

Section 1. Indemnification: Actions Other Than by the Corporation. The Corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceedings by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

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Section 2. Indemnification: Actions by the Corporation. The Corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and expect that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonable entitled to indemnify for such expenses which such court shall deem proper.

Section 3. Right to Indemnification. To the extent that any present or former director, officer and employee and any person who is or was serving at the request of the Corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, or any agent of the Corporation or any person who is or was serving at the request of the Corporation as an agent of another corporation, partnership, joint venture, trust or other enterprise, has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2 of this Article XI, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

Section 4. Authorization of Indemnification. Any indemnification under Sections 1 and 2 of this Article XI (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 1 and 2 of this Article XI. Such determination shall be made: by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding; or if such quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or by the shareholders.

Section 5. Advance Indemnification. Expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of such director or officer to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Article XI Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate.

Section 6. Non-Exclusive Indemnification. The indemnification provided by this Article XI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

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Section 7. Insurance. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article XI.

Section 8. Constituent Corporation. For the purposes of this Article, references to “the Corporation” include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation so that any person who is or was a director, officer, employee or agent of such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this Article XI with respect to the resulting or surviving corporation in the same capacity.

CERTIFICATE OF SECRETARY

The undersigned, being the duly elected and acting Secretary of the Corporation, hereby certifies that the foregoing Bylaws, after having been read section by section, were approved by the directors of this Corporation at its first meeting of directors.

Dated this 22 day July, 2008.

/s/ Susan Willis
Secretary

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EXHIBIT 10.3

ASSIGNMENT AND BILL OF SALE

KNOW ALL MEN BY THESE PRESENTS: that RYSCO GAS CORPORATION, 11658 Santa Cruz Drive, Skiatook, Oklahoma 74070, hereinafter referred to as “ASSIGNOR”, for and in consideration of Ten Dollars and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, does hereby assign, bargain, sell, convey and transfer unto NORTH AMERICAN EXPORATION, INC., 6914 S. Yorktown Ave., Suite 130, Tulsa, OK 74136, hereinafter referred to as ASSIGNEE, all of Assignor’s interest in and to the lands and leases described on Exhibit “A” attached hereto and made a part hereof together with the rights incident thereto, and together with all of Assignor’s right, title and interest in all leasehold equipment, material or personal property located therein, thereon or appurtenant thereto.

ASSIGNOR makes no warranty, either express or implied, as to any of the right, titles or interest hereby conveyed. ASSIGNOR expressly disclaims and negates any implied or express warranty of merchantability, and implied or express warranty of fitness for a particular purpose, as to all equipment, fixtures, facilities, materials and improvements hereby conveyed to ASSIGNEE. All such equipment, fixtures, facilities, materials and improvements are conveyed to ASSIGNEE as is, where is, and with all faults.

The terms and provisions hereof shall be deemed to be covenants running with the land, leases, and interests covered hereby and shall extend to, bind and inure to the benefit of the parties hereto, and their heirs, successors and assigns.

In witness whereof, this Assignment and Bill of Sale is executed this 22nd day of November, 2010, but shall be effective for all purposes as of November 1, 2010.

RYSCO GAS CORPORATION

/s/ James L. Pardee
James L. Pardee, President

Instrument Book Page
I-2010-003486 001223 3

Filed for Record in
Texas Counts Oklahoma
Marcia Hollingshead, County Clerk
I-2010-003486
11/29/201 10:08:49AM Fee: 17.00
Book 001223 Page Pg 0003-0005

Instrument	Book	Page
I-2010-003486	001223	4

Miller #1-5 Assignment and Bill of Sale

P. 2

ACKNOWLEDGMENT

STATE OF OKLAHOMA	)
) ss.
COUNTY OF OSAGE	)

Before me on this day personally appeared James L. Pardee, known to me to be the person whose name is subscribed to the foregoing instrument, and known to me to. be the President of Rysco Gas Corporation, an Oklahoma corporation, and acknowledged to me that he executed said instrument for the purposes and consideration therein expressed, and as the act of said corporation.

Given under my hand and official seal this 22 day of November, 2010

Instrument	Book	Page
I-2010-003486	001223	5
Miller #1-5

EXHIBIT A

All property described herein is situated in Texas County, Oklahoma

DATE:	1/31/46
LESSOR:	Elbert C. Richards, et ux.
LESSEE:	Gulf Oil Corporation
RECORDED:	Book 256, Page 55
DESCRIPTION:	S/2, S/2 N/2 Section 5-1N-18ECM

DATE:	1/31/46
LESSOR:	C.L. Mathewson, et ux.
LESSEE:	Gulf Oil Corporation
RECORDED:	Book 256, Page 62
DESCRIPTION:	S/2, S/2 N/2 Section 5-1N-18ECM

DATE:	2/01/46
LESSOR:	Forest C. Cole
LESSEE:	Gulf Oil Corporation
RECORDED:	Book 256, Page 85
DESCRIPTION:	Lots 2, 3, and 4 Section 5-1N-18ECM

END OF EXHIBIT A

EXHIBIT 10.4

As part of the incentive for signing this Agreement, the Company hereby grants the Executive Team the following warrants (the “Warrants”), with the following primary terms and conditions, plus such other terms and conditions as may be included in the Warrant, which shall be mutually acceptable.

a) Each Warrant shall entitle the owner to purchase one share of common stock of the Company. The warrants will contain price protection should shares be used for an acquisition at a price lower than the conversion price in force. The anti dilution provision will not apply to financings done below the strike price.

b) Executive Team is hereby granted three Warrant Certificates as follows:

Certificate #1 for 10,000,000 Warrants with a strike price of $.025 per share must be exercised within one year of the date Executive Team begins collecting salaries from the Company,

Certificate # 2 for 10,000,000 Warrants with a strike price of $.04 per share and a Term of 5 years from the vesting date,

Certificate #3 for 10,000,000 Warrants with a strike price of $.055 per share and a Term of 5 years from the vesting date.

Certificate #1 shall vest immediately upon signing this Agreement. Certificate #2 shall vest.

upon execution of Certificate #1.

Certificate #3 shall vest upon execution of Certificate #1.

All Warrants may vest earlier per the “Early Vesting Criteria” contained herein. Executive Team shall be entitled to divide each certificate into smaller unit sizes to reflect ownership interest consistent with the Executive team allocation or individual estate planning activities. Individual executives shall be permitted to change the names on such Warrants if he deems it desirable to do so.

c) All Warrants shall vest earlier than the time criteria listed in b) above based upon the following “Early Vesting Criteria”,

i) All unvested Warrants shall automatically vest when the Company has revenue of $12,500,000 total for any two consecutive quarters and the Company records a pre-tax net profit for the two quarters.

ii) All unvested Warrants shall vest when the Executive “exercises” the Warrant by converting the Warrant from a warrant to a share of common stock as specified in the warrant document The Company shall cooperate with Executive in exercising any Warrants when, Executive gives notice of intent to exercise.

iii) A Change of Control

iv) Termination of employment for any reason other than “for cause” or resignation.

d) The Warrants and the underlying shares shall be registered in the first registration statement which the Company files, provided legal counsel for the Company determines that said Warrants and shares can be legally included.

e) Executive compensation -Executive Team hereby agrees to waive any salary from the Company for a period of 6 months from the date of this Agreement.

f) Board of Directors - Immediately upon execution of this Agreement Messrs Silvey and Young shall resign from the Company’s Board of Directors. They shall be replaced by dint Coldren (new Chairman and CEO) and Alan Massara (new Director and President).

Agreed:

/s/ Mike Pruitt	Date
Mike Pruitt	12-14-10

North American Energy Resources, Inc

/s/ Clint Coldren	Date
Clint Coldren	12/14/10

/s/ Alan Massara	Date
Alan Massara	12/14/10

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EXHIBIT 10.5.1

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS (“BLUE SKY LAWS”). ANY TRANSFER OF SUCH SECURITIES WILL BE INVALID UNLESS A REGISTRATION STATEMENT UNDER THE ACT AND AS REQUIRED BY BLUE SKY LAWS IS IN EFFECT AS TO SUCH TRANSFER OR, IN THE OPINION OF COUNSEL SATISFACTORY TO NORTH AMERICAN ENERGY RESOURCES, INC., SUCH REGISTRATION IS UNNECESSARY IN ORDER FOR SUCH TRANSFER TO COMPLY WITH THE ACT AND BLUE SKY LAWS.

WARRANT TO PURCHASE

SHARES OF COMMON STOCK OF

NORTH AMERICAN ENERGY RESOURCES, INC.

(OTCBB: NAEY.OB)

Warrant No. NAEY 001A	5.000.000 SHARES @ PRICE OF $0.025

1. Issuance. This Warrant is issued to Clinton Coldren as of December 14, 2010 (the “Effective Date”‘). by North American Energy Resources, Inc. (hereinafter with its successors called the “Company”‘).

2. Exercise Price; Number of Shares. The registered holder of this Warrant (the “Holder”), commencing on the Effective Date, is entitled upon surrender of this Warrant with the subscription form annexed hereto as Exhibit A duly executed, at the principal office of the Company, to purchase from the Company 5,000,000 fully paid and nonassessable shares of common stock of the Company (the “Shares”) at a price per share (the “Exercise Price”) of $0.025. The person or persons in whose name or names any certificate representing Shares is issued hereunder shall be deemed to have become the holder of record of the Shares represented thereby as of the close of business on the date this Warrant is exercised, whether or not the transfer books of the Company shall be closed.

3. Payment of Exercise Price. The Exercise Price may be paid (i) in cash or by certified check or wire transfer, (ii) by the surrender or forgiveness by the Holder to the Company of any promissory notes or other obligations issued by the Company, with all such notes and obligations so surrendered being credited against the Exercise Price in an amount equal to the principal amount thereof plus accrued interest to the date of surrender, or (iii) by any combination of the foregoing.

4. No Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole share.

5. Exercise; Expiration Date. This Warrant may be exercised in whole or in part at any time commencing on the Effective Date and ending at 5:00 p.m. Central Time on the first anniversary of the date following the receipt of payment of salaries by Clinton Coldren and Alan Massara (collectively, the “Executive Team”) (the “Expiration Date”) and shall be void thereafter.

6. Reserved Shares; Valid Issuance. The Company covenants that it will at all times from and after the Effective Date reserve and keep available such number of its authorized shares of common stock of the Company, free from all preemptive or similar rights therein, as will be sufficient to permit the exercise of this Warrant in full. The Company further covenants that such Shares as may be issued pursuant to such exercise will, upon issuance, be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof.

7. Share Splits and Dividends. If, after the Effective Date, the Company shall subdivide its shares of common stock by share split or otherwise, or combine the shares of common stock, or issue additional shares of common stock in payment of a share dividend on the Shares, the number of Shares of common stock issuable on the exercise of this Warrant shall forthwith be proportionately increased in the case of a subdivision or share dividend, or proportionately decreased in the case of a combination, and the Exercise Price shall forthwith be proportionately decreased in the case of a subdivision or share dividend, or proportionately increased in the case of a combination.

8. Mergers and Reclassifications. If after the Effective Date the Company shall enter into any Reorganization (as hereinafter defined), then, as a condition of such Reorganization, lawful provisions shall be made, and duly executed documents evidencing the same from the Company or its successor shall be delivered to the Holder, so that the Holder shall thereafter have the right to purchase, at a total price not to exceed that payable upon the exercise of this Warrant in full, the kind and amount of shares of stock and other securities and property receivable upon such Reorganization by a holder of the number of shares of Common stock which might have been purchased by the Holder immediately prior to such Reorganization, and in any such case appropriate provisions shall be made with respect to the rights and interest of the Holder to the end that the provisions hereof (including, without limitation, provisions for the adjustment of the Exercise Price and the number of shares issuable hereunder) shall thereafter be applicable in relation to any shares of Common stock or other securities and property thereafter deliverable upon exercise hereof. For the purposes of this Section 8, the term “Reorganization” shall include, without limitation, any reclassification, capital reorganization or change of the Common stock (other than as a result of a subdivision, combination or share dividend provided for in Section 7 hereof), or any consolidation of the Company with, or merger of the Company into, another corporation or other business organization (other than a merger in which the Company is the surviving entity and which does not result in any reclassification or change of the outstanding Common stock), or any sale or conveyance to another corporation or other business organization of all or substantially all of the assets of the Company.

9. Price Protection. If the Company or any Subsidiary thereof, as applicable, shall offer in exchange any Common Stock or Common Stock Equivalents to acquire assets relating to the exploration, exploitation and production of an oil or natural gas well (an “Acquisition”) at an effective price per share less than the then Exercise Price of the Warrant (such lower price, the “Base Share Price”) then, the Exercise Price shall be reduced to the effective price and the number of shares issuable hereunder shall be increased such that the aggregate Exercise Price payable hereunder, after taking into account the decrease in the Exercise Price, shall be equal to the aggregate Exercise Price prior to such adjustment. “Common Stock Equivalent” for purposes of this Warrant includes: options, warrants, preferred stock, or convertible securities that are convertible or can be exchanged for common stock of the Company.

10. Certain Events. If any change in the outstanding common stock of the Company or any other event occurs as to which the provisions of Section 7 through Section 9 are not strictly applicable or if strictly applicable would not fairly protect the purchase rights of the Holder of the Warrant in accordance with such provisions, then the Board of Directors of the Company shall make an adjustment in the number and class of shares available under the Warrant, the Exercise Price or the application of such provisions, so as to protect such purchase rights as aforesaid. The adjustment shall be such as will give the Holder of the Warrant, upon exercise for the same aggregate Exercise Price, the total number, class and kind of shares as he would have owned had the Warrant been exercised prior to the event and had he continued to hold such shares until after the event requiring adjustment.

11. Certificate of Adjustment. Whenever the Exercise Price is adjusted, as herein provided, the Company shall promptly deliver to the Holder a certificate of the Company’s chief financial officer setting forth the Exercise Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

12. Issue Tax. The issuance of certificates for the Shares upon the exercise of the Warrant shall be made without charge to the Holder of the Warrant for any issue tax (other than any applicable income taxes) in respect thereof; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the then Holder of the Warrant being exercised.

13. Registration Rights. If the Company proposes to file a registration statement in connection with a public offering for the account of the Company (a “Primary Offering”) of its common stock (other than in connection with any exchange offer, merger, sale of substantially all assets or other reorganization or recapitalization of the Company or the issuance of securities in connection with employee stock options, stock awards or other employee benefit plans), or if the Company proposes to file a registration statement on behalf of any other holder of securities of the Company, then the Company shall include in such Registration Statement the Shares.

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Notwithstanding the foregoing, if the managing underwriter or underwriters of any such proposed offering delivers a letter to the Company and to Holder stating that the total number of shares of Common Stock that the Company intends to include in any such proposed Primary Offering (the “Primary Shares”) and that Holder and persons heretofore or hereafter granted registration rights with respect to the shares of common stock of the Company other than Holder (“Other Sellers”) have requested to be included (the “Secondary Shares”) would exceed the number of shares of Common Stock that could be sold without having an adverse effect on such Primary Offering (the “Allowable Secondary Shares”), the number of Secondary Shares permitted to be included in the offering on behalf of Holder and the Other Sellers shall be reduced so that the number of Secondary Shares included in such Registration Statement equals the number of Allowable Secondary Shares. The number of Allowable Secondary Shares to be included in such Registration Statement shall be allocated between Holder and the Other Sellers as follows: first, Holder shall be allowed to include pro rata (based on the number of Registrable Securities that each stockholder requested be included), to the extent of any Allowable Secondary Shares, all Shares and second, to the extent of any remaining Allowable Secondary Shares, the Other Sellers shall be allowed to include pro rata (based on the number of shares that each Other Seller requested be included) the shares that they requested be included in the Registration Statement.

14. Notices of Record Date, Etc. In the event of:

(a)	Any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or any right to subscribe for, purchase, sell or otherwise acquire or dispose of any shares of Common stock of any class or any other securities or property, or to receive any other right;

(b)	Any reclassification of the shares of Common stock of the Company, capital reorganization of the Company, consolidation or merger involving the Company, or sale or conveyance of all or substantially all of its assets;

(c)	Any voluntary or involuntary dissolution, liquidation or winding-up of the Company; or

(d)	The filing of a registration statement under the Securities Act of 1933, as amended, in connection with an Initial Public Offering;

then and in each such event the Company will provide or cause to be provided to the Holder a written notice thereof. Such notice shall be provided at least fifteen (15) business days prior to the date specified in such notice on which any such action is to be taken.

15. Representations, Warranties and Covenants. This Warrant is issued and delivered by the Company and accepted by each Holder on the basis of the following representations, warranties and covenants made by the Company:

(a) The Company has all necessary authority to issue, execute and deliver this Warrant and to perform its obligations hereunder. This Warrant has been duly authorized, issued, executed and delivered by the Company and is the valid and binding obligation of the Company, enforceable in accordance with its terms.

(b) The Shares of Common stock issuable upon the exercise of this Warrant have been duly authorized and reserved for issuance by the Company and, when issued in accordance with the terms hereof, will be validly issued, fully paid and nonassessable.

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(c) The issuance, execution and delivery of this Warrant does not, and the issuance of the Shares of Common stock upon the exercise of this Warrant in accordance with the terms hereof will not, (i) violate or contravene the Company’s articles of incorporation, bylaws, or any law, statute, regulation, rule, judgment or order applicable to the Company, (ii) violate, contravene or result in a breach or default under any contract, agreement or instrument to which the Company is a party or by which the Company or any of its assets are bound or (iii) require the consent or approval of, or the filing of any notice (other than, if any, post-issuance state securities laws filings) or registration with, any person or entity.

(d) So long as the Holder possesses registration rights with respect to the Shares under this Warrant, the Company shall provide such information to the Holder or its prospective transferee(s) as is necessary, and shall take any other action as may then be required of an issuer under Rule 144, for an offer or sale of such shares of Common Stock by the Holder to be qualified under Rule 144. As used herein, “Rule 144” shall mean Rule 144 promulgated under the Securities Act of 1933, as amended, and any amendments thereof and any successor thereto.

16. No Voting or Dividend Rights; Limitation of Liability. Nothing contained in this Warrant shall be construed as conferring upon the Holder hereof the right to vote or to consent or to receive notice as a shareholder of the Company or any other matters or any rights whatsoever as a shareholder of the Company. No dividends or interest shall be payable or accrued in respect of this Warrant or the interest represented hereby or the Shares purchasable hereunder until, and only to the extent that, this Warrant shall have been exercised. No provisions hereof, in the absence of affirmative action by the Holder to purchase Shares, and no mere enumeration herein of the rights or privileges of the Holder hereof, shall give rise to any liability of such Holder for the Exercise Price or as a shareholder of the Company, whether such liability is asserted by the Company or by its creditors.

17. Amendment. The terms of this Warrant may be amended, modified or waived only with the written consent of the Holder.

18. Notices, Etc.

(a) Any notice or written communication required or permitted to be given to the Holder may be given by United States mail, by overnight courier or by facsimile transmission, at the address most recently provided by the Holder to the Company, or by hand, and shall be deemed received upon the earlier to occur of (i) receipt, (ii) if sent by overnight courier, then on the day after which the same has been delivered to such courier for overnight delivery, or (iii) if sent by United States mail, seventy-two (72) hours after the same has been deposited in a regularly maintained receptacle for the deposit of the United States mail.

(b) In ease this Warrant shall be mutilated, lost, stolen or destroyed, the Company shall issue a new Warrant of like tenor and denomination and deliver the same (i) in exchange and substitution for, and upon surrender and cancellation of, any mutilated Warrant, or (ii) in lieu of any Warrant lost, stolen or destroyed, upon receipt of an affidavit of the Holder or other evidence reasonably satisfactory to the Company of the loss, theft or destruction of such Warrant.

19. Transfer

(a) No transfer of this Warrant Agreement and any shares of Common Stock issuable upon exercise hereof shall be effective unless the Company shall first receive from such proposed transferee a written agreement, satisfactory to the Company, providing that such transferee is subject to all of the terms and conditions hereof.

(b) This Warrant and all rights hereunder are transferable in whole or in part by the Holder and any successor transferee upon the prior written consent of the Company (which such consent shall not be unreasonably withheld). The Holder shall provide the Company with written representations from the Holder and the Holder’s proposed transferee satisfactory to the Company regarding the transfer or, at the election of the Company, an opinion of counsel reasonably satisfactory to the Company to the effect that the proposed transfer of this Warrant or disposition of shares may be effected without registration or qualification (under any Federal or State law) of this Warrant or the shares of Common Stock issuable or issued upon the exercise hereof. Upon receipt of such written notice and either such representations or opinion by the Company, the Holder shall be entitled to transfer this Warrant, or to exercise this Warrant in accordance with its terms and dispose of the shares received upon such exercise or to dispose of shares of Common Stock received upon the previous exercise of this Warrant, all in accordance with the terms of the notice delivered by the Holder to the Company; provided that an appropriate legend, if any, respecting the aforesaid restrictions on transfer and disposition may be endorsed on this Warrant or the certificates for such shares.

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(c) Notwithstanding the above, Holder may, without the consent of the Company, transfer this Warrant Agreement to any direct, or indirect, wholly-owned subsidiary of Holder. The transfer shall be recorded on the books of the Company upon receipt by the Company of a notice of transfer (“Transfer Notice”), at its principal offices and the payment to the Company of all transfer taxes and other governmental charges imposed on such transfer.

20. No Impairment. The Company will not, by amendment of its articles of incorporation or through any reclassification, capital reorganization, consolidation, merger, sale or conveyance of assets, dissolution, liquidation, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance of performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder.

21. Descriptive Headings and Governing Law. The descriptive headings of the several sections and paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant. The provisions and terms of this Warrant shall be governed by, and construed in accordance with, the internal laws of the State of Louisiana.

22. Successors and Assigns. This Warrant shall be binding upon the Company’s successors and assigns and shall inure to the benefit of the Holder’s successors and legal representatives.

North American Energy Resources, Inc.

By:	/s/ Alan Massara
Name:	Alan Massara
Title:	President
Date:	February 4, 2011

5

EXHIBIT A TO WARRANT CERTIFICATE

Date: _________________, __________

North American Energy Resources, Inc.

228 St. Charles Ave., Suite 724

New Orleans, LA 70130

Ladies and Gentlemen:

The undersigned hereby elects:

To exercise the warrant issued to it by North American Energy Resources, Inc. (the “Company”) and dated effective December 14, 2010 (the “Warrant”) in full and to purchase all of the______________ shares of common stock of the Company (the “Shares”) purchasable thereunder at a purchase price of $ ____________ per Share or an aggregate purchase price of _____________ Dollars ($______________ ) (the “Exercise Price”). Pursuant to the terms of the Warrant the undersigned has delivered the Exercise Price herewith in full, in cash or by certified check or wire transfer or as otherwise permitted pursuant to Section 3 of the Warrant.

The undersigned also makes the representations set forth on Exhibit B attached to the Warrant.

The certificate(s) for such Shares shall be issued in the name of the undersigned or as otherwise indicated below:

Very truly yours,

6

EXHIBIT B TO WARRANT CERTIFICATE

THIS AGREEMENT MUST BE COMPLETED, SIGNED AND RETURNED TO NORTH AMERICAN ENERGY RESOURCES, INC. ALONG WITH THE SUBSCRIPTION FORM BEFORE THE SHARES ISSUABLE UPON EXERCISE OF THE WARRANT CERTIFICATE DATED EFFECTIVE DECEMBER 14, 2010 WILL BE ISSUED.

___________________ ,____

North American Energy Resources, Inc.

228 St. Charles Ave., Suite 724

New Orleans, LA 70130

Attention: President

The undersigned,_________________ (“Purchaser”), intends to acquire up to_____________ shares of common stock (the “Shares”) of North American Energy Resources, Inc. (the “Company”) from the Company pursuant to the exercise of a certain Warrant to purchase Shares held by Purchaser. The Shares will be issued to Purchaser in a transaction not involving a public offering and pursuant to an exemption from registration under the Securities Act of 1933, as amended (the “1933 Act”) and applicable state securities laws. In connection with such purchase and in order to comply with the exemptions from registration relied upon by the Company, Purchaser represents, warrants and agrees as follows:

1. Purchaser is acquiring the Shares for its own account, to hold for investment, and Purchaser shall not make any sale, transfer or other disposition of the Shares in violation of the 1933 Act or the General Rules and Regulations promulgated thereunder by the Securities and Exchange Commission (the “SEC”) or in violation of any applicable state securities law;

2. Purchaser has been advised that the Shares have not been registered under the 1933 Act or state securities laws on the ground that this transaction is exempt from registration, and that reliance by the Company on such exemptions is predicated in part on Purchaser’s representations set forth in this letter;

3. Purchaser has been informed that under the 1933 Act, the Shares must be held indefinitely unless they are subsequently registered under the 1933 Act or unless an exemption from such registration (such as Rule 144) is available with respect to any proposed transfer or disposition by Purchaser of the Shares;

4. The Company may refuse to permit Purchaser to sell, transfer or dispose of the Shares (except as permitted under Rule 144) unless there is in effect a registration statement under the 1933 Act and any applicable state securities laws covering such transfer, or unless Purchaser furnishes an opinion of counsel reasonably satisfactory to counsel for the Company, to the effect that such registration is not required;

5. Purchaser has invested in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Shares. Purchaser represents and warrants that it is an “accredited investor” within the meaning of Rule 501 of Regulation D of the 1933 Act.

Purchaser also understands and agrees that there will be placed on the certificate(s) for the Shares, or any substitutions therefor, legends stating in substance:

“These securities have not been registered under the Securities Act of 1933, as amended (the “Act”), or any applicable state securities laws, and may not be sold, offered for sale or transferred unless such sale or transfer is in accordance with the registration requirements of such Act and applicable laws or an exemption from the registration requirements of such Act and applicable laws is available with respect thereto.”

and any legend required pursuant to applicable state securities laws.

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Purchaser has carefully read this letter and has discussed its requirements and other applicable limitations upon Purchaser’s resale of the Shares with Purchaser’s counsel.

Very truly yours,

8

EXHIBIT 10.5.2

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS (“BLUE SKY LAWS”). ANY TRANSFER OF SUCH SECURITIES WILL BE INVALID UNLESS A REGISTRATION STATEMENT UNDER THE ACT AND AS REQUIRED BY BLUE SKY LAWS IS IN EFFECT AS TO SUCH TRANSFER OR, IN THE OPINION OF COUNSEL SATISFACTORY TO THE NORTH AMERICAN ENERGY RESOURCES, INC., SUCH REGISTRATION IS UNNECESSARY IN ORDER FOR SUCH TRANSFER TO COMPLY WITH THE ACT AND BLUE SKY LAWS.

WARRANT TO PURCHASE

SHARES OF COMMON STOCK OF

NORTH AMERICAN ENERGY RESOURCES, INC.

(OTCBB: NAEY.OB)

Warrant No. NAEY 002A	5.000.000 SHARES @ PRICE OF $0.04

1. Issuance. This Warrant is issued to Clinton Coldren, as of December 14, 2010 (the “Effective Date”). by North American Energy Resources, Inc. (hereinafter with its successors called the “Company”).

2. Exercise Price; Number of Shares. The registered holder of this Warrant (the “Holder”), commencing on the Effective Date, is entitled upon surrender of this Warrant with the subscription form annexed hereto as Exhibit A duly executed, at the principal office of the Company, to purchase from the Company 5,000,000 fully paid and nonassessable shares of common stock of the Company (the “Shares”) at a price per share (the “Exercise Price”) of $0.04. The person or persons in whose name or names any certificate representing Shares is issued hereunder shall be deemed to have become the holder of record of the Shares represented thereby as of the close of business on the date this Warrant is exercised, whether or not the transfer books of the Company shall be closed.

3. Payment of Exercise Price. The Exercise Price may be paid (i) in cash or by certified check or wire transfer, (ii) by the surrender or forgiveness by the Holder to the Company of any promissory notes or other obligations issued by the Company, with all such notes and obligations so surrendered being credited against the Exercise Price in an amount equal to the principal amount thereof plus accrued interest to the date of surrender, or (iii) by any combination of the foregoing.

4. No Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole share.

5. Exercise; Expiration Date. This Warrant may be exercised in whole or in part at any time commencing on the Vesting Date as defined below. “Vesting Date” for purposes of this Warrant means the earlier of (1) the date the warrant NAEY 001A is exercised in whole, (2) the date that the Company has revenue of $12,500,000 in total for two consecutive quarters and records a pre-tax net profit for each of those two quarters, or (3) the effective date of a Reorganization as defined in Section 8. This Warrant expires at 5:00 p.m. Central Time on the fifth anniversary of the Vesting Date (the “Expiration Date”) and shall be void thereafter.

6. Reserved Shares; Valid Issuance. The Company covenants that it will at all times from and after the Effective Date reserve and keep available such number of its authorized shares of common stock of the Company, free from all preemptive or similar rights therein, as will be sufficient to permit the exercise of this Warrant in full. The Company further covenants that such Shares as may be issued pursuant to such exercise will, upon issuance, be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof.

7. Share Splits and Dividends. If, after the Effective Date, the Company shall subdivide its shares of common stock by share split or otherwise, or combine the shares of common stock, or issue additional shares of common stock in payment of a share dividend on the Shares, the number of Shares of common stock issuable on the exercise of this Warrant shall forthwith be proportionately increased in the case of a subdivision or share dividend, or proportionately decreased in the case of a combination, and the Exercise Price shall forthwith be proportionately decreased in the case of a subdivision or share dividend, or proportionately increased in the case of a combination.

8. Mergers and Reclassifications. If, after the Effective Date, the Company shall enter into any Reorganization (as hereinafter defined), then, as a condition of such Reorganization, lawful provisions shall be made, and duly executed documents evidencing the same from the Company or its successor shall be delivered to the Holder, so that the Holder shall thereafter have the right to purchase, at a total price not to exceed that payable upon the exercise of this Warrant in full, the kind and amount of shares of stock and other securities and property receivable upon such Reorganization by a holder of the number of shares of Common stock which might have been purchased by the Holder immediately prior to such Reorganization, and in any such case appropriate provisions shall be made with respect to the rights and interest of the Holder to the end that the provisions hereof (including, without limitation, provisions for the adjustment of the Exercise Price and the number of shares issuable hereunder) shall thereafter be applicable in relation to any shares of Common stock or other securities and property thereafter deliverable upon exercise hereof. For the purposes of this Section 8, the term “Reorganization” shall include, without limitation, any reclassification, capital reorganization or change of the Common stock (other than as a result of a subdivision, combination or share dividend provided for in Section 7 hereof), or any consolidation of the Company with, or merger of the Company into, another corporation or other business organization (other than a merger in which the Company is the surviving entity and which does not result in any reclassification or change of the outstanding Common stock), or any sale or conveyance to another corporation or other business organization of all or substantially all of the assets of the Company.

9. Price Protection. If the Company or any Subsidiary thereof, as applicable, shall offer in exchange any Common Stock or Common Stock Equivalents to acquire assets relating to the exploration, exploitation and production of an oil or natural gas well (an “Acquisition”) at an effective price per share less than the then the Exercise Price of the Warrant (such lower price, the “Base Share Price”), then the Exercise Price shall be reduced to the effective price and the number of shares issuable hereunder shall be increased such that the aggregate Exercise Price payable hereunder, after taking into account the decrease in the Exercise Price, shall be equal to the aggregate Exercise Price prior to such adjustment. “Common Stock Equivalent” for purposes of this Warrant includes: options, warrants, preferred stock, or convertible securities that are convertible or can be exchanged for common stock of the Company.

10. Certain Events. If any change in the outstanding common stock of the Company or any other event occurs as to which the provisions of Section 7 through Section 9 are not strictly applicable or if strictly applicable would not fairly protect the purchase rights of the Holder of the Warrant in accordance with such provisions, then the Board of Directors of the Company shall make an adjustment in the number and class of shares available under the Warrant, the Exercise Price or the application of such provisions, so as to protect such purchase rights as aforesaid. The adjustment shall be such as will give the Holder of the Warrant, upon exercise for the same aggregate Exercise Price, the total number, class and kind of shares as he would have owned had the Warrant been exercised prior to the event and had he continued to hold such shares until after the event requiring adjustment.

11. Certificate of Adjustment Whenever the Exercise Price is adjusted, as herein provided, the Company shall promptly deliver to the Holder a certificate of the Company’s chief financial officer setting forth the Exercise Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

12. Issue Tax. The issuance of certificates for the Shares upon the exercise of the Warrant shall be made without charge to the Holder of the Warrant for any issue tax (other than any applicable income taxes) in respect thereof; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the then Holder of the Warrant being exercised.

2

13. Registration Rights. If the Company proposes to file a registration statement in connection with a public offering for the account of the Company (a “Primary Offering”) of its common stock (other than in connection with any exchange offer, merger, sale of substantially all assets or other reorganization or recapitalization of the Company or the issuance of securities in connection with employee stock options, stock awards or other employee benefit plans), or if the Company proposes to file a registration statement on behalf of any other holder of securities of the Company, then the Company shall include in such Registration Statement the Shares.

Notwithstanding the foregoing, if the managing underwriter or underwriters of any such proposed offering delivers a letter to the Company and to Holder stating that the total number of shares of Common Stock that the Company intends to include in any such proposed Primary Offering (the “Primary Shares”) and that Holder and persons heretofore or hereafter granted registration rights with respect to the shares of common stock of the Company other than Holder (“Other Sellers”) have requested to be included (the “Secondary Shares”) would exceed the number of shares of Common Stock that could be sold without having an adverse effect on such Primary Offering (the “Allowable Secondary Shares”), the number of Secondary Shares permitted to be included in the offering on behalf of Holder and the Other Sellers shall be reduced so that the number of Secondary Shares included in such Registration Statement equals the number of Allowable Secondary Shares. The number of Allowable Secondary Shares to be included in such Registration Statement shall be allocated between Holder and the Other Sellers as follows: first, Holder shall be allowed to include pro rata (based on the number of Registrable Securities that each stockholder requested be included), to the extent of any Allowable Secondary Shares, all Shares and second, to the extent of any remaining Allowable Secondary Shares, the Other Sellers shall be allowed to include pro rata (based on the number of shares that each Other Seller requested be included) the shares that they requested be included in the Registration Statement.

14. Notices of Record Date, Etc. In the event of:

(a)	Any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or any right to subscribe for, purchase, sell or otherwise acquire or dispose of any shares of Common stock of any class or any other securities or property, or to receive any other right;

(b)	Any reclassification of the shares of Common stock of the Company, capital reorganization of the Company, consolidation or merger involving the Company, or sale or conveyance of all or substantially all of its assets;

(c)	Any voluntary or involuntary dissolution, liquidation or winding-up of the Company; or

(d)	The filing of a registration statement under the Securities Act of 1933, as amended, in connection with an Initial Public Offering;

then and in each such event the Company will provide or cause to be provided to the Holder a written notice thereof. Such notice shall be provided at least fifteen (15) business days prior to the date specified in such notice on which any such action is to be taken.

15. Representations, Warranties and Covenants. This Warrant is issued and delivered by the Company and accepted by each Holder on the basis of the following representations, warranties and covenants made by the Company:

(a) The Company has all necessary authority to issue, execute and deliver this Warrant and to perform its obligations hereunder. This Warrant has been duly authorized, issued, executed and delivered by the Company and is the valid and binding obligation of the Company, enforceable in accordance with its terms.

(b) The Shares of Common stock issuable upon the exercise of this Warrant have been duly authorized and reserved for issuance by the Company and, when issued in accordance with the terms hereof, will be validly issued, fully paid and nonassessable.

3

(c) The issuance, execution and delivery of this Warrant does not, and the issuance of the Shares of Common stock upon the exercise of this Warrant in accordance with the terms hereof will not, (i) violate or contravene the Company’s articles of incorporation, bylaws, or any law, statute, regulation, rule, judgment or order applicable to the Company, (ii) violate, contravene or result in a breach or default under any contract, agreement or instrument to which the Company is a party or by which the Company or any of its assets are bound or (iii) require the consent or approval of, or the filing of any notice (other than, if any, post-issuance state securities laws filings) or registration with, any person or entity.

(d) So long as the Holder possesses registration rights with respect to the Shares under this Warrant, the Company shall provide such information to the Holder or its prospective transferee(s) as is necessary, and shall take any other action as may then be required of an issuer under Rule 144, for an offer or sale of such shares of Common Stock by the Holder to be qualified under Rule 144. As used herein, “Rule 144” shall mean Rule 144 promulgated under the Securities Act of 1933, as amended, and any amendments thereof and any successor thereto.

16. No Voting or Dividend Rights; Limitation of Liability. Nothing contained in this Warrant shall be construed as conferring upon the Holder hereof the right to vote or to consent or to receive notice as a shareholder of the Company or any other matters or any rights whatsoever as a shareholder of the Company. No dividends or interest shall be payable or accrued in respect of this Warrant or the interest represented hereby or the Shares purchasable hereunder until, and only to the extent that, this Warrant shall have been exercised. No provisions hereof, in the absence of affirmative action by the Holder to purchase Shares, and no mere enumeration herein of the rights or privileges of the Holder hereof, shall give rise to any liability of such Holder for the Exercise Price or as a shareholder of the Company, whether such liability is asserted by the Company or by its creditors.

17. Amendment. The terms of this Warrant may be amended, modified or waived only with the written consent of the Holder.

18. Notices, Etc.

(a) Any notice or written communication required or permitted to be given to the Holder may be given by United States mail, by overnight courier or by facsimile transmission, at the address most recently provided by the Holder to the Company, or by hand, and shall be deemed received upon the earlier to occur of (i) receipt, (ii) if sent by overnight courier, then on the day after which the same has been delivered to such courier for overnight delivery, or (iii) if sent by United States mail, seventy-two (72) hours after the same has been deposited in a regularly maintained receptacle for the deposit of the United States mail.

(b) In case this Warrant shall be mutilated, lost, stolen or destroyed, the Company shall issue a new Warrant of like tenor and denomination and deliver the same (i) in exchange and substitution for, and upon surrender and cancellation of, any mutilated Warrant, or (ii) in lieu of any Warrant lost, stolen or destroyed, upon receipt of an affidavit of the Holder or other evidence reasonably satisfactory to the Company of the loss, theft or destruction of such Warrant.

19. Transfer

(a) No transfer of this Warrant Agreement and any shares of Common Stock issuable upon exercise hereof shall be effective unless the Company shall first receive from such proposed transferee a written agreement, satisfactory to the Company, providing that such transferee is subject to all of the terms and conditions hereof.

(b) This Warrant and all rights hereunder are transferable in whole or in part by the Holder and any successor transferee upon the prior written consent of the Company (which such consent shall not be unreasonably withheld). The Holder shall provide the Company with written representations from the Holder and the Holder’s proposed transferee satisfactory to the Company regarding the transfer or, at the election of the Company, an opinion of counsel reasonably satisfactory to the Company to the effect that the proposed transfer of this Warrant or disposition of shares may be effected without registration or qualification (under any Federal or State law) of this Warrant or the shares of Common Stock issuable or issued upon the exercise hereof. Upon receipt of such written notice and either such representations or opinion by the Company, the Holder shall be entitled to transfer this Warrant, or to exercise this Warrant in accordance with its terms and dispose of the shares received upon such exercise or to dispose of shares of Common Stock received upon the previous exercise of this Warrant, all in accordance with the terms of the notice delivered by the Holder to the Company; provided that, an appropriate legend, if any, respecting the aforesaid restrictions on transfer and disposition may be endorsed on this Warrant or the certificates for such shares.

4

(c) Notwithstanding the above, Holder may, without the consent of the Company, transfer this Warrant Agreement to any direct, or indirect, wholly-owned subsidiary of Holder. The transfer shall be recorded on the books of the Company upon receipt by the Company of a notice of transfer (“Transfer Notice”), at its principal offices and the payment to the Company of all transfer taxes and other governmental charges imposed on such transfer.

20. No Impairment. The Company will not, by amendment of its articles of incorporation or through any reclassification, capital reorganization, consolidation, merger, sale or conveyance of assets, dissolution, liquidation, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance of performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder.

21. Descriptive Headings and Governing Law. The descriptive headings of the several sections and paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant. The provisions and terms of this Warrant shall be governed by, and construed in accordance with, the internal laws of the State of Louisiana.

22. Successors and Assigns. This Warrant shall be binding upon the Company’s successors and assigns and shall inure to the benefit of the Holder’s successors and legal representatives.

North American Energy Resources, Inc.

By:	/s/ Alan Massara
Name:	Alan Massara
Title:	President
Date:	February 4, 2011

5

EXHIBIT A TO WARRANT CERTIFICATE

Date: __________, ________

North American Energy Resources, Inc.

228 St. Charles Ave., Suite

724 New Orleans, LA 70130

Ladies and Gentlemen;

The undersigned hereby elects:

To exercise the warrant issued to it by North American Energy Resources, Inc. (the “Company”) and dated effective December 14, 2010 (the “Warrant”) in full and to purchase all of the _____________ shares of common stock of the Company (the “Shares”) purchasable thereunder at a purchase price of $____________ per Share or an aggregate purchase price of _____________ Dollars ($____________ ) (the “Exercise Price”). Pursuant to the terms of the Warrant the undersigned has delivered the Exercise Price herewith in full, in cash or by certified check or wire transfer or as otherwise permitted pursuant to Section 3 of the Warrant.

The undersigned also makes the representations set forth on Exhibit B attached to the Warrant.

The certificate(s) for such Shares shall be issued in the name of the undersigned or as otherwise indicated below:

Very truly yours,

6

EXHIBIT B TO WARRANT CERTIFICATE

THIS AGREEMENT MUST BE COMPLETED, SIGNED AND RETURNED TO NORTH AMERICAN ENERGY RESOURCES, INC. ALONG WITH THE SUBSCRIPTION FORM BEFORE THE SHARES ISSUABLE UPON EXERCISE OF THE WARRANT CERTIFICATE DATED EFFECTIVE DECEMBER 14, 2010, WILL BE ISSUED.

___________________ ,____

North American Energy Resources, Inc.

228 St. Charles Ave., Suite 724

New Orleans, LA 70130

Attention: President

The undersigned,_________________ (“Purchaser”), intends to acquire up to_____________ shares of common stock (the “Shares”) of North American Energy Resources, Inc. (the “Company”) from the Company pursuant to the exercise of a certain Warrant to purchase Shares held by Purchaser. The Shares will be issued to Purchaser in a transaction not involving a public offering and pursuant to an exemption from registration under the Securities Act of 1933, as amended (the “1933 Act”) and applicable state securities laws. In connection with such purchase and in order to comply with the exemptions from registration relied upon by the Company, Purchaser represents, warrants and agrees as follows:

1. Purchaser is acquiring the Shares for its own account, to hold for investment, and Purchaser shall not make any sale, transfer or other disposition of the Shares in violation of the 1933 Act or the General Rules and Regulations promulgated thereunder by the Securities and Exchange Commission (the “SEC”) or in violation of any applicable state securities law;

2. Purchaser has been advised that the Shares have not been registered under the 1933 Act or state securities laws on the ground that this transaction is exempt from registration, and that reliance by the Company on such exemptions is predicated in part on Purchaser’s representations set forth in this letter;

3. Purchaser has been informed that under the 1933 Act, the Shares must be held indefinitely unless they are subsequently registered under the 1933 Act or unless an exemption from such registration (such as Rule 144) is available with respect to any proposed transfer or disposition by Purchaser of the Shares;

4. The Company may refuse to permit Purchaser to sell, transfer or dispose of the Shares (except as permitted under Rule 144) unless there is in effect a registration statement under the 1933 Act and any applicable state securities laws covering such transfer, or unless Purchaser furnishes an opinion of counsel reasonably satisfactory to counsel for the Company, to the effect that such registration is not required;

5. Purchaser has invested in securities of Company in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Shares. Purchaser represents and warrants that it is an “accredited investor” within the meaning of Rule 501 of Regulation D of the 1933 Act.

Purchaser also understands and agrees that there will be placed on the certificate(s) for the Shares, or any substitutions therefor, legends stating in substance:

“These securities have not been registered under the Securities Act of 1933, as amended (the “Act”), or any applicable state securities laws, and may not be sold, offered for sale or transferred unless such sale or transfer is in accordance with the registration requirements of such Act and applicable laws or an exemption from the registration requirements of such Act and applicable laws is available with respect thereto.”

 and any legend required pursuant to applicable state securities laws.

7

Purchaser has carefully read this letter and has discussed its requirements and other applicable limitations upon Purchaser’s resale of the Shares with Purchaser’s counsel.

Very truly yours,

8

EXHIBIT 10.5.3

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS (“BLUE SKY LAWS”). ANY TRANSFER OF SUCH SECURITIES WILL BE INVALID UNLESS A REGISTRATION STATEMENT UNDER THE ACT AND AS REQUIRED BY BLUE SKY LAWS IS IN EFFECT AS TO SUCH TRANSFER OR, IN THE OPINION OF COUNSEL SATISFACTORY TO NORTH AMERICAN ENERGY RESOURCES, INC., SUCH REGISTRATION IS UNNECESSARY IN ORDER FOR SUCH TRANSFER TO COMPLY WITH THE ACT AND BLUE SKY LAWS.

WARRANT TO PURCHASE

SHARES OF COMMON STOCK OF

NORTH AMERICAN ENERGY RESOURCES, INC.

(OTCBB: NAEY.OB)

Warrant No. NAEY 003A	5.000.000 SHARES @ PRICE OF $0.055

1. Issuance. This Warrant is issued to Clinton Coldren, as of December 14, 2010 (the “Effective Date), by North American Energy Resources, Inc. (hereinafter with its successors called the “Company”).

2. Exercise Price; Number of Shares. The registered holder of this Warrant (the “Holder”), commencing on the Effective Date, is entitled upon surrender of this Warrant with the subscription form annexed hereto as Exhibit A duly executed, at the principal office of the Company, to purchase from the Company 5,000,000 fully paid and nonassessable shares of common stock of the Company (the “Shares”) at a price per share (the “Exercise Price”) of $0.055. The person or persons in whose name or names any certificate representing Shares is issued hereunder shall be deemed to have become the holder of record of the Shares represented thereby as of the close of business on the date this Warrant is exercised, whether or not the transfer books of the Company shall be closed.

3. Payment of Exercise Price. The Exercise Price may be paid (i) in cash or by certified check or wire transfer, (ii) by the surrender or forgiveness by the Holder to the Company of any promissory notes or other obligations issued by the Company, with all such notes and obligations so surrendered being credited against the Exercise Price in an amount equal to the principal amount thereof plus accrued interest to the date of surrender, or (iii) by any combination of the foregoing.

4. No Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole share.

5. Exercise; Expiration Date. This Warrant may be exercised in whole or in part at any time commencing on the Vesting Date as defined below. “Vesting Date” for purposes of this Warrant means the earlier of (1) the date the warrant NAEY 001A is exercised in whole, (2) the date that the Company has revenue of $12,500,000 in total for two consecutive quarters and records a pre-tax net profit for each of those two quarters or (3) the effective date of a Reorganization as defined in Section 8. This Warrant expires at 5:00 p.m. Central Time on the fifth anniversary of the Vesting Date (the “Expiration Date”) and shall be void thereafter.

6. Reserved Shares; Valid Issuance. The Company covenants that it will at all times from and after the Effective Date reserve and keep available such number of its authorized shares of common stock of the Company, free from all preemptive or similar rights therein, as will be sufficient to permit the exercise of this Warrant in full. The Company further covenants that such Shares as may be issued pursuant to such exercise will, upon issuance, be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof.

7. Share Splits and Dividends. If, after the Effective Date, the Company shall subdivide its shares of common stock by share split or otherwise, or combine the shares of common stock, or issue additional shares of common stock in payment of a share dividend on the Shares, the number of Shares of common stock issuable on the exercise of this Warrant shall forthwith be proportionately increased in the case of a subdivision or share dividend, or proportionately decreased in the case of a combination, and the Exercise Price shall forthwith be proportionately decreased in the case of a subdivision or share dividend, or proportionately increased in the case of a combination.

8. Mergers and Reclassifications. If, after the Effective Date, the Company shall enter into any Reorganization (as hereinafter defined), then, as a condition of such Reorganization, lawful provisions shall be made, and duly executed documents evidencing the same from the Company or its successor shall be delivered to the Holder, so that the Holder shall thereafter have the right to purchase, at a total price not to exceed that payable upon the exercise of this Warrant in full, the kind and amount of shares of stock and other securities and property receivable upon such Reorganization by a holder of the number of shares of Common stock which might have been purchased by the Holder immediately prior to such Reorganization, and in any such case appropriate provisions shall be made with respect to the rights and interest of the Holder to the end that the provisions hereof (including, without limitation, provisions for the adjustment of the Exercise Price and the number of shares issuable hereunder) shall thereafter be applicable in relation to any shares of Common stock or other securities and property thereafter deliverable upon exercise hereof. For the purposes of this Section 8, the term “Reorganization” shall include, without limitation, any reclassification, capital reorganization or change of the Common stock (other than as a result of a subdivision, combination or share dividend provided for in Section 7 hereof), or any consolidation of the Company with, or merger of the Company into, another corporation or other business organization (other than a merger in which the Company is the surviving entity and which does not result in any reclassification or change of the outstanding Common stock), or any sale or conveyance to another corporation or other business organization of all or substantially all of the assets of the Company.

9. Price Protection. If the Company or any Subsidiary thereof, as applicable, shall offer in exchange any Common Stock or Common Stock Equivalents to acquire assets relating to the exploration, exploitation and production of an oil or natural gas well (an “Acquisition”) at an effective price per share less than the then the Exercise Price of the Warrant (such lower price, the “Base Share Price”) then the Exercise Price shall be reduced to the effective price and the number of shares issuable hereunder shall be increased such that the aggregate Exercise Price payable hereunder, after taking into account the decrease in the Exercise Price, shall be equal to the aggregate Exercise Price prior to such adjustment. “Common Stock Equivalent” for purposes of this Warrant includes: options, warrants, preferred stock, or convertible securities that are convertible or can be exchanged for common stock of the Company.

10. Certain Events. If any change in the outstanding common stock of the Company or any other event occurs as to which the provisions of Section 7 through Section 9 are not strictly applicable or if strictly applicable would not fairly protect the purchase rights of the Holder of the Warrant in accordance with such provisions, then the Board of Directors of the Company shall make an adjustment in the number and class of shares available under the Warrant, the Exercise Price or the application Of such provisions, so as to protect such purchase rights as aforesaid. The adjustment shall be such as will give the Holder of the Warrant, upon exercise for the same aggregate Exercise Price, the total number, class and kind of shares as he would have owned had the Warrant been exercised prior to the event and had he continued to hold such shares until after the event requiring adjustment.

11. Certificate of Adjustment. Whenever the Exercise Price is adjusted, as herein provided, the Company shall promptly deliver to the Holder a certificate of the Company’s chief financial officer setting form the Exercise Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

12. Issue Tax. The issuance of certificates for the Shares upon the exercise of the Warrant shall be made without charge to the Holder of the Warrant for any issue tax (other than any applicable income taxes) in respect thereof; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the then Holder of the Warrant being exercised.

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13. Registration Rights. If the Company proposes to file a registration statement in connection with a public offering for the account of the Company (a “Primary Offering”) of its common stock (other than in connection with any exchange offer, merger, sale of substantially all assets or other reorganization or recapitalization of the Company or the issuance of securities in connection with employee stock options, stock awards or other employee benefit plans), or if the Company proposes to file a registration statement on behalf of any other holder of securities of the Company, then the Company shall include in such Registration Statement the Shares,

Notwithstanding the foregoing, if the managing underwriter or underwriters of any such proposed offering delivers a letter to the Company and to Holder stating that the total number of shares of Common Stock that the Company intends to include in any such proposed Primary Offering (the “Primary Shares”) and that Holder and persons heretofore or hereafter granted registration rights with respect to the shares of common stock of the Company other than Holder (“Other Sellers”) have requested to be included (the “Secondary Shares”) would exceed the number of shares of Common Stock that could be sold without having an adverse effect on such Primary Offering (the “Allowable Secondary Shares”), the number of Secondary Shares permitted to be included in the offering on behalf of Holder and the Other Sellers shall be reduced so that the number of Secondary Shares included in such Registration Statement equals the number of Allowable Secondary Shares. The number of Allowable Secondary Shares to be included in such Registration Statement shall be allocated between Holder and the Other Sellers as follows: first, Holder shall be allowed to include pro rata (based on the number of Registrable Securities that each stockholder requested be included), to the extent of any Allowable Secondary Shares, all Shares and second, to the extent of any remaining Allowable Secondary Shares, the Other Sellers shall be allowed to include pro rata (based on the number of shares that each Other Seller requested be included) the shares that they requested be included in the Registration Statement.

14. Notices of Record Date, Etc. In the event of :

(a)	Any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or any right to subscribe for, purchase, sell or otherwise acquire or dispose of any shares of Common stock of any class or any other securities or property, or to receive any other right;

(b)	Any reclassification of the shares of Common stock of the Company, capital reorganization of the Company, consolidation or merger involving the Company, or sale or conveyance of all or substantially all of its assets;

(c)	Any voluntary or involuntary dissolution, liquidation or winding-up of the Company; or

(d)	The filing of a registration statement under the Securities Act of 1933, as amended, in connection with an Initial Public Offering;

then and in each such event the Company will provide or cause to be provided to the Holder a written notice thereof. Such notice shall be provided at least fifteen (15) business days prior to the date specified in such notice on which any such action is to be taken.

15. Representations, Warranties and Covenants. This Warrant is issued and delivered by me Company and accepted by each Holder on the basis of the following representations, warranties and covenants made by the Company:

(a) The Company has all necessary authority to issue, execute and deliver this Warrant and to perform its obligations hereunder. This Warrant has been duly authorized, issued, executed and delivered by the Company and is the valid and binding obligation of the Company, enforceable in accordance with its terms.

(b) The Shares of Common stock issuable upon the exercise of this Warrant have been duly authorized and reserved for issuance by the Company and, when issued in accordance with the terms hereof, will be validly issued, fully paid and nonassessable.

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(c) The issuance, execution and delivery of this Warrant does not, and the issuance of the Shares of Common stock upon the exercise of this Warrant in accordance with the terms hereof will not, (i) violate or contravene the Company’s articles of incorporation, bylaws, or any law, statute, regulation, rule, judgment or order applicable to the Company, (ii) violate, contravene or result in a breach or default under any contract, agreement or instrument to which the Company is a party or by which the Company or any of its assets are bound or (iii) require the consent or approval of, or the filing of any notice (other than, if any, post-issuance state securities laws filings) or registration with, any person or entity.

(d) So long as the Holder possesses registration rights with respect to the Shares under this Warrant, the Company shall provide such information to the Holder or its prospective transferee(s) as is necessary, and shall take any other action as may then be required of an issuer under Rule 144, for an offer or sale of such shares of Common Stock by the Holder to be qualified under Rule 144. As used herein, “Rule 144” shall mean Rule 144 promulgated under the Securities Act of 1933, as amended, and any amendments thereof and any successor thereto.

16. No Voting or Dividend Rights; Limitation of Liability. Nothing contained in this Warrant shall be construed as conferring upon the Holder hereof the right to vote or to consent or to receive notice as a shareholder of the Company or any Other matters or any rights whatsoever as a shareholder of the Company. No dividends or interest shall be payable or accrued in respect of this Warrant or the interest represented hereby or the Shares purchasable hereunder until, and only to the extent that, this Warrant shall have been exercised. No provisions hereof, in the absence of affirmative action by the Holder to purchase Shares, and no mere enumeration herein of the rights or privileges of the Holder hereof, shall give rise to any liability of such Holder for the Exercise Price or as a shareholder of the Company, whether such liability is asserted by the Company or by its creditors.

17. Amendment. The terms of this Warrant may be amended, modified or waived only with the written consent of the Holder.

18. Notices, Etc.

(a) Any notice or written communication required or permitted to be given to the Holder may be given by United States mail, by overnight courier or by facsimile transmission, at the address most recently provided by the Holder to the Company, or by hand, and shall be deemed received upon the earlier to occur of (i) receipt, (ii) if sent by overnight courier, then on the day after which the same has been delivered to such courier for overnight delivery, or (iii) if sent by United States mail, seventy-two (72) hours after the same has been deposited in a regularly maintained receptacle for the deposit of the United States mail.

(b) In case this Warrant shall be mutilated, lost, stolen or destroyed, the Company shall issue a new Warrant of like tenor and denomination and deliver the same (i) in exchange and substitution for, and upon surrender and cancellation of, any mutilated Warrant, or (ii) in lieu of any Warrant lost, stolen or destroyed, upon receipt of an affidavit of the Holder or other evidence reasonably satisfactory to the Company of the loss, theft or destruction of such Warrant.

19. Transfer

(a) No transfer of this Warrant Agreement and any shares of Common Stock issuable upon exercise hereof shall be effective unless the Company shall first receive from such proposed transferee a written agreement, satisfactory to the Company, providing that such transferee is subject to all of the terms and conditions hereof.

(b) This Warrant and all rights hereunder are transferable in whole or in part by the Holder and any successor transferee upon the prior written consent of the Company (which such consent shall not be unreasonably withheld). The Holder shall provide the Company with written representations from the Holder and the Holder’s proposed transferee satisfactory to the Company regarding the transfer or, at the election of the Company, an opinion of counsel reasonably satisfactory to the Company to the effect that the proposed transfer of this Warrant or disposition of shares may be effected without registration or qualification (under any Federal or State law) of this Warrant or the shares of Common Stock issuable or issued upon the exercise hereof. Upon receipt of such written notice and either such representations or opinion by the Company, the Holder shall be entitled to transfer this Warrant, or to exercise this Warrant in accordance with its terms and dispose of the shares received upon such exercise or to dispose of shares of Common Stock received upon the previous exercise of this Warrant, all in accordance with the terms of the notice delivered by the Holder to the Company; provided that an appropriate legend, if any, respecting the aforesaid restrictions on transfer and disposition may be endorsed on this Warrant or the certificates for such shares.

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(c) Notwithstanding the above, Holder may, without the consent of the Company, transfer this Warrant Agreement to any direct, or indirect, wholly-owned subsidiary of Holder. The transfer shall be recorded on the books of the Company upon receipt by the Company of a notice of transfer (‘Transfer Notice”1. at its principal offices and the payment to the Company of all transfer taxes and other governmental charges imposed on such transfer.

20. No Impairment. The Company will not, by amendment of its articles of incorporation or through any reclassification, capital reorganization, consolidation, merger, sale or conveyance of assets, dissolution, liquidation, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance of performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder.

21. Descriptive Headings and Governing Law. The descriptive headings of the several sections and paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant. The provisions and terms of this Warrant shall be governed by, and construed in accordance with, the internal laws of the State of Louisiana.

22. Successors and Assigns. This Warrant shall be binding upon the Company’s successors and assigns and shall inure to the benefit of the Holder’s successors and legal representatives.

North American Energy Resources, Inc.

By:	/s/ Alan Massara
Name:	Alan Massara
Title:	President
Date:	February 4, 2011

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EXHIBIT A TO WARRANT CERTIFICATE

Date: ___________, _____

North American Energy Resources, Inc.

228 St. Charles Ave., Suite 724

New Orleans, LA 70130

Ladies and Gentlemen:

The undersigned hereby elects:

To exercise the warrant issued to it by North American Energy Resources, Inc. (the “Company”) and dated effective December 14, 2010 (the “Warrant”) in full and to purchase all of the _____________ shares of common stock of the Company (the “Shares”) purchasable thereunder at a purchase price of $ ______________ per Share or an aggregate purchase price of ______________Dollars ($____________ ) (the “Exercise Price”). Pursuant to the terms of the Warrant the undersigned has delivered the Exercise Price herewith in full, in cash or by certified check or wire transfer or as otherwise permitted pursuant to Section 3 of the Warrant.

The undersigned also makes the representations set forth on Exhibit B attached to the Warrant

The certificate(s) for such Shares shall be issued in the name of the undersigned or as otherwise indicated below:

Very truly yours,

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EXHIBIT B TO WARRANT CERTIFICATE

THIS AGREEMENT MUST BE COMPLETED, SIGNED AND RETURNED TO NORTH AMERICAN ENERGY RESOURCES, INC. ALONG WITH THE SUBSCRIPTION FORM BEFORE THE SHARES ISSUABLE UPON EXERCISE OF THE WARRANT CERTIFICATE DATED EFFECTIVE DECEMBER 14, 2010, WILL BE ISSUED.

___________________ ,____

North American Energy Resources, Inc.

228 St. Charles Ave., Suite 724

New Orleans, LA 70130

Attention: President

The undersigned,_________________ (“Purchaser”), intends to acquire up to_____________ shares of common stock (the “Shares”) of North American Energy Resources, Inc. (the “Company”) from the Company pursuant to the exercise of a certain Warrant to purchase Shares held by Purchaser. The Shares will be issued to Purchaser in a transaction not involving a public offering and pursuant to an exemption from registration under the Securities Act of 1933, as amended (the “1933 Act”) and applicable state securities laws. In connection with such purchase and in order to comply with the exemptions from registration relied upon by the Company, Purchaser represents, warrants and agrees as follows:

1. Purchaser is acquiring the Shares for its own account, to hold for investment, and Purchaser shall not make any sale, transfer or other disposition of the Shares in violation of the 1933 Act or the General Rules and Regulations promulgated thereunder by the Securities and Exchange Commission (the “SEC”) or in violation of any applicable state securities law;

2. Purchaser has been advised that the Shares have not been registered under the 1933 Act or state securities laws on the ground that this transaction is exempt from registration, and that reliance by the Company on such exemptions is predicated in part on Purchaser’s representations set forth in this letter;

3. Purchaser has been informed that under the 1933 Act, the Shares must be held indefinitely unless they are subsequently registered under the 1933 Act or unless an exemption from such registration (such as Rule 144) is available with respect to any proposed transfer or disposition by Purchaser of the Shares;

4. The Company may refuse to permit Purchaser to sell, transfer or dispose of the Shares (except as permitted under Rule 144) unless there is in effect a registration statement under the 1933 Act and any applicable state securities laws covering such transfer, or unless Purchaser furnishes an opinion of counsel reasonably satisfactory to counsel for the Company, to the effect that such registration is not required;

5. Purchaser has invested in securities of Company in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Shares. Purchaser represents and warrants that it is an “accredited investor” within the meaning of Rule 501 of Regulation D of the 1933 Act.

Purchaser also understands and agrees that there will be placed on the certificate(s) for the Shares, or any substitutions therefor, legends stating in substance:

“These securities have not been registered under the Securities Act of 1933, as amended (the “Act”), or any applicable state securities laws, and may not be sold, offered for sale or transferred unless such sale or transfer is in accordance with the registration requirements of such Act and applicable laws or an exemption from the registration requirements of such Act and applicable laws is available with respect thereto.”

and any legend required pursuant to applicable state securities laws.

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Purchaser has carefully read this letter and has discussed its requirements and other applicable limitations upon Purchaser’s resale of the Shares with Purchaser’s counsel.

Very truly yours,

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EXHIBIT 10.6.1

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“ACT’), OR ANY APPLICABLE STATE SECURITIES LAWS (“BLUE SKY LAWS”). ANY TRANSFER OF SUCH SECURITIES WILL BE INVALID UNLESS A REGISTRATION STATEMENT UNDER THE ACT AND AS REQUIRED BY BLUE SKY LAWS IS IN EFFECT AS TO SUCH TRANSFER OR, IN THE OPINION OF COUNSEL SATISFACTORY TO NORTH AMERICAN ENERGY RESOURCES, INC., SUCH REGISTRATION IS UNNECESSARY IN ORDER FOR SUCH TRANSFER TO COMPLY WITH THE ACT AND BLUE SKY LAWS.

WARRANT TO PURCHASE

SHARES OF COMMON STOCK OF

NORTH AMERICAN ENERGY RESOURCES, INC.

(OTCBB: NAEY.OB)

Warrant No. NAEY 001B	5.000.000 SHARES @ PRICE OF $0.025

1. Issuance. This Warrant is issued to Alan Massara, as of December 14, 2010 (the “Effective Date”), by North American Energy Resources, Inc. (hereinafter with its successors called the “Company”).

2. Exercise Price; Number of Shares. The registered holder of this Warrant (the “Holder”), commencing on the Effective Date, is entitled upon surrender of this Warrant with the subscription form annexed hereto as Exhibit A duly executed, at the principal office of the Company, to purchase from the Company 5,000,000 fully paid and nonassessable shares of common stock of the Company (the “Shares”) at a price per share (the “Exercise Price”) of $0.025. The person or persons in whose name or names any certificate representing Shares is issued hereunder shall be deemed to have become the holder of record of the Shares represented thereby as of the close of business on the date this Warrant is exercised, whether or not the transfer books of the Company shall be closed.

3. Payment of Exercise Price. The Exercise Price may be paid (i) in cash or by certified check or wire transfer, (ii) by the surrender or forgiveness by the Holder to the Company of any promissory notes or other obligations issued by the Company, with all such notes and obligations so surrendered being credited against the Exercise Price in an amount equal to the principal amount thereof plus accrued interest to the date of surrender, or (iii) by any combination of the foregoing.

4. No Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole share.

5. Exercise; Expiration Date. This Warrant may be exercised in whole or in part at any time commencing on the Effective Date and ending at 5:00 p.m. Central Time on the first anniversary of the date following the receipt of payment of salaries by Clinton Coldren and Alan Massara (collectively, the “Executive Team”) (the “Expiration Date”) and shall be void thereafter.

6. Reserved Shares; Valid Issuance. The Company covenants that it will at all times from and after the Effective Date reserve and keep available such number of its authorized shares of common stock of the Company, free from all preemptive or similar rights therein, as will be sufficient to permit the exercise of this Warrant in full. The Company further covenants that such Shares as may be issued pursuant to such exercise will, upon issuance, be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof.

7. Share Splits and Dividends. If, after the Effective Date, the Company shall subdivide its shares of common stock by share split or otherwise, or combine the shares of common stock, or issue additional shares of common stock in payment of a share dividend on the Shares, the number of Shares of common stock issuable on the exercise of this Warrant shall forthwith be proportionately increased in the case of a subdivision or share dividend, or proportionately decreased in the case of a combination, and the Exercise Price shall forthwith be proportionately decreased in the case of a subdivision or share dividend, or proportionately increased in the case of a combination.

8. Mergers and Reclassifications. If, after the Effective Date, the Company shall enter into any Reorganization (as hereinafter defined), then, as a condition of such Reorganization, lawful provisions shall be made, and duly executed documents evidencing the same from the Company or its successor shall be delivered to the Holder, so that the Holder shall thereafter have the right to purchase, at a total price not to exceed that payable upon the exercise of this Warrant in full, the kind and amount of shares of stock and other securities and property receivable upon such Reorganization by a holder of the number of shares of Common stock which might have been purchased by the Holder immediately prior to such Reorganization, and in any such case appropriate provisions shall be made with respect to the rights and interest of the Holder to the end that the provisions hereof (including without limitation, provisions for the adjustment of the Exercise Price and the number of shares issuable hereunder) shall thereafter be applicable in relation to any shares of Common stock or other securities and property thereafter deliverable upon exercise hereof. For the purposes of this Section 8, the term “Reorganization” shall include, without limitation, any reclassification, capital reorganization or change of the Common stock (other than as a result of a subdivision, combination or share dividend provided for in Section 7 hereof), or any consolidation of the Company with, or merger of the Company into, another corporation or other business organization (other than a merger in which the Company is the surviving entity and which does not result in any reclassification or change of the outstanding Common stock), or any sale or conveyance to another corporation or other business organization of all or substantially all of the assets of the Company.

9. Price Protection. If the Company or any Subsidiary thereof, as applicable, shall offer in exchange any Common Stock or Common Stock Equivalents to acquire assets relating to the exploration, exploitation and production of an oil or natural gas well (an “Acquisition”) at an effective price per share less than the then Exercise Price of the Warrant (such lower price, the “Base Share Price”) then the Exercise Price shall be reduced to the effective price and the number of shares issuable hereunder shall be increased such that the aggregate Exercise Price payable hereunder, after taking into account the decrease in the Exercise Price, shall be equal to the aggregate Exercise Price prior to such adjustment. “Common Stock Equivalent” for purposes of this Warrant includes: options, warrants, preferred stock, or convertible securities that are convertible or can be exchanged for common stock of the Company,

10. Certain Events. If any change in the outstanding common stock of the Company or any other event occurs as to which the provisions of Section 7 through Section 9 are not strictly applicable or if strictly applicable would not fairly protect the purchase rights of the Holder of the Warrant in accordance with such provisions, then the Board of Directors of the Company shall make an adjustment in the number and class of shares available under the Warrant, the Exercise Price or the application of such provisions, so as to protect such purchase rights as aforesaid. The adjustment shall be such as will give the Holder of the Warrant, upon exercise for the same aggregate Exercise Price, the total number, class and kind of shares as he would have owned had the Warrant been exercised prior to the event and had he continued to hold such shares until after the event requiring adjustment.

11. Certificate of Adjustment. Whenever the Exercise Price is adjusted, as herein provided, the Company shall promptly deliver to the Holder a certificate of the Company’s chief financial officer setting forth the Exercise Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

12. Issue Tax. The issuance of certificates for the Shares upon the exercise of the Warrant shall be made without charge to the Holder of the Warrant for any issue tax (other than any applicable income taxes) in respect thereof; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the then Holder of the Warrant being exercised.

13. Registration Rights. If the Company proposes to file a registration statement in connection with a public offering for the account of the Company (a “Primary Offering”) of its common stock (other than in connection with any exchange offer, merger, sale of substantially all assets or other reorganization or recapitalization of the Company or the issuance of securities in connection with employee stock options, stock awards or other employee benefit plans), or if the Company proposes to file a registration statement on behalf of any other holder of securities of the Company, then the Company shall include in such Registration Statement the Shares.

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Notwithstanding the foregoing, if the managing underwriter or underwriters of any Such proposed offering delivers a letter to the Company and to Holder stating that the total number of shares of Common Stock that the Company intends to include in any such proposed Primary Offering (the “Primary Shares”) and that Holder and persons heretofore or hereafter granted registration rights with respect to the shares of common stock of the Company other than Holder (“Other Sellers”) have requested to be included (the “Secondary Shares”) would exceed the number of shares of Common Stock that could be sold without having an adverse effect on such Primary Offering (the “Allowable Secondary Shares”), the number of Secondary Shares permitted to be included in the offering on behalf of Holder and the Other Sellers shall be reduced so that the number of Secondary Shares included in such Registration Statement equals the number of Allowable Secondary Shares. The number of Allowable Secondary Shares to be included in such Registration Statement shall be allocated between Holder and the Other Sellers as follows; first, Holder shall be allowed to include pro rata (based on the number of Registrable Securities that each stockholder requested be included), to the extent of any Allowable Secondary Shares, all Shares and second, to the extent of any remaining Allowable Secondary Shares, the Other Sellers shall be allowed to include pro rata (based on the number of shares that each Other Seller requested be included) the shares that they requested be included in the Registration Statement.

14. Notices of Record Date, Etc. In the event of:

(a)	Any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or any right to subscribe for, purchase, sell or otherwise acquire or dispose of any shares of Common stock of any class or any other securities or property, or to receive any other right;

(b)	Any reclassification of the shares of Common stock of the Company, capital reorganization of the Company, consolidation or merger involving the Company, or sale or conveyance of all or substantially all of its assets;

(c)	Any voluntary or involuntary dissolution, liquidation or winding-up of the Company; or

(d)	The filing of a registration statement under the Securities Act of 1933, as amended, in connection with an Initial Public Offering;

then and in each such event the Company will provide or cause to be provided to the Holder a written notice thereof. Such notice shall be provided at least fifteen (15) business days prior to the date specified in such notice on which any such action is to be taken.

15. Representations, Warranties and Covenants. This Warrant is issued and delivered by the Company and accepted by each Holder on the basis of the following representations, warranties and covenants made by the Company:

(a) The Company has all necessary authority to issue, execute and deliver this Warrant and to perform its obligations hereunder. This Warrant has been duly authorized, issued, executed and delivered by the Company and is the valid and binding obligation of the Company, enforceable in accordance with its terms.

(b) The Shares of Common stock issuable upon the exercise of this Warrant have been duly authorized and reserved for issuance by the Company and, when issued in accordance with the terms hereof, will be validly issued, fully paid and nonassessable.

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(c) The issuance, execution and delivery of this Warrant does not, and the issuance of the Shares of Common stock upon the exercise of this Warrant in accordance with the terms hereof will not, (i) violate or contravene the Company’s articles of incorporation, bylaws, or any law, statute, regulation, rule, judgment or order applicable to the Company, (ii) violate, contravene or result in a breach or default under any contract, agreement or instrument to which the Company is a party or by which the Company or any of its assets are bound or (iii) require the consent or approval of, or the filing of any notice (other than, if any, post-issuance state securities laws filings) or registration with, any person or entity.

(d) So long as the Holder possesses registration rights with respect to the Shares under this Warrant, the Company shall provide such information to the Holder or its prospective transferee(s) as is necessary, and shall take any other action as may then be required of an issuer under Rule 144, for an offer or sale of such shares of Common Stock by the Holder to be qualified under Rule 144. As used herein, “Rule 144” shall mean Rule 144 promulgated under the Securities Act of 1933, as amended, and any amendments thereof and any successor thereto.

16. No Voting or Dividend Rights; Limitation of Liability. Nothing contained in this Warrant shall be construed as conferring upon the Holder hereof the right to vote or to consent or to receive notice as a shareholder of the Company or any other matters or any rights whatsoever as a shareholder of the Company. No dividends or interest shall be payable or accrued in respect of this Warrant or the interest represented hereby or the Shares purchasable hereunder until, and only to the extent that, this Warrant shall have been exercised. No provisions hereof, in the absence of affirmative action by the Holder to purchase Shares, and no mere enumeration herein of the rights or privileges of the Holder hereof, shall give rise to any liability of such Holder for the Exercise Price or as a shareholder of the Company, whether such liability is asserted by the Company or by its creditors.

17. Amendment. The terms of this Warrant may be amended, modified or waived only with the written consent of the Holder.

18. Notices, Etc.

(a) Any notice or written communication required or permitted to be given to the Holder may be given by United States mail, by overnight courier or by facsimile transmission, at the address most recently provided by the Holder to the Company, or by hand, and shall be deemed received upon the earlier to occur of (i) receipt, (ii) if sent by overnight courier, then on the day after which the same has been delivered to such courier for overnight delivery, or (iii) if sent by United States mail, seventy-two (72) hours after the same has been deposited in a regularly maintained receptacle for the deposit of the United States mail.

(b) In case this Warrant shall be mutilated, lost, stolen or destroyed, the Company shall issue a new Warrant of like tenor and denomination and deliver the same (i) in exchange and substitution for, and upon surrender and cancellation of, any mutilated Warrant, or (ii) in lieu of any Warrant lost, stolen or destroyed, upon receipt of an affidavit of the Holder or other evidence reasonably satisfactory to the Company of the loss, theft or destruction of such Warrant.

19. Transfer

(a) No transfer of this Warrant Agreement and any shares of Common Stock issuable upon exercise hereof shall be effective unless the Company shall first receive from such proposed transferee a written agreement, satisfactory to the Company, providing that such transferee is subject to all of the terms and conditions hereof.

(b) This Warrant and all rights hereunder are transferable in whole or in part by the Holder and any successor transferee upon the prior written consent of the Company (which such consent shall not be unreasonably withheld). The Holder shall provide the Company with written representations from the Holder and the Holder’s proposed transferee satisfactory to the Company regarding the transfer or, at the election of the Company, an opinion of counsel reasonably satisfactory to the Company to the effect that the proposed transfer of this Warrant or disposition of shares may be effected without registration or qualification (under any Federal or State law) of this Warrant or the shares of Common Stock issuable or issued upon the exercise hereof. Upon receipt of such written notice and either such representations or opinion by the Company, the Holder shall be entitled to transfer this Warrant, or to exercise this Warrant in accordance with its terms and dispose of the shares received upon such exercise or to dispose of shares of Common Stock received upon the previous exercise of this Warrant, all in accordance with the terms of the notice delivered by the Holder to the Company; provided that an appropriate legend, if any, respecting the aforesaid restrictions on transfer and disposition may be endorsed on this Warrant or the certificates for such shares.

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(c) Notwithstanding the above, Holder may, without the consent of the Company, transfer this Warrant Agreement to any direct, or indirect, wholly-owned subsidiary of Holder. The transfer shall be recorded on the books of the Company upon receipt by the Company of a notice of transfer (“Transfer Notice”1 at its principal offices and the payment to the Company of all transfer taxes and other governmental charges imposed on such transfer.

20. No Impairment. The Company will not, by amendment of its articles of incorporation or through any reclassification, capital reorganization, consolidation, merger, sale or conveyance of assets, dissolution, liquidation, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance of performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder.

21. Descriptive Headings and Governing Law. The descriptive headings of the several sections and paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant. The provisions and terms of this Warrant shall be governed by, and construed in accordance with, the internal laws of the State of Louisiana.

22. Successors and Assigns. This Warrant shall be binding upon the Company’s successors and assigns and shall inure to the benefit of the Holder’s successors and legal representatives.

North American Energy Resources, Inc.

By:	/s/ Alan Massara
Name:	Alan Massara
Title:	President
Date:	February 4, 2011

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EXHIBIT A TO WARRANT CERTIFICATE

Date: ________ , _____

North American Energy Resources, Inc.

228 St. Charles Ave., Suite 724

New Orleans, LA 70130

Ladies and Gentlemen:

The undersigned hereby elects:

To exercise the warrant issued to it by North American Energy Resources, Inc. (the “Company”) and dated effective December 14, 2010 (the “Warrant”) in full and to purchase all of the shares ________________ of common stock of the Company (the “Shares”) purchasable thereunder at a purchase price of $____________ per Share or an aggregate purchase price of _____________ Dollars ($_____________ ) (the “Exercise Price”). Pursuant to the terms of the Warrant the undersigned has delivered the Exercise Price herewith in full, in cash or by certified check or wire transfer or as otherwise permitted pursuant to Section 3 of the Warrant.

The undersigned also makes the representations set forth on Exhibit B attached to the Warrant.

The certificate(s) for such Shares shall be issued in the name of the undersigned or as otherwise indicated below:

Very truly yours,

6

EXHIBIT B TO WARRANT CERTIFICATE

THIS AGREEMENT MUST BE COMPLETED, SIGNED AND RETURNED TO NORTH AMERICAN ENERGY RESOURCES, INC. ALONG WITH THE SUBSCRIPTION FORM BEFORE THE SHARES ISSUABLE UPON EXERCISE OF THE WARRANT CERTIFICATE DATED EFFECTIVE DECEMBER 14, 2010, WILL BE ISSUED.

___________________________________   _____  , _________

North American Energy Resources, Inc.

228 St. Charles Ave., Suite 724

New Orleans, LA 70130

Attention: President

The undersigned,_________________ (“Purchaser”), intends to acquire up to_____________ shares of common stock (the “Shares”) of North American Energy Resources, Inc. (the “Company”) from the Company pursuant to the exercise of a certain Warrant to purchase Shares held by Purchaser. The Shares will be issued to Purchaser in a transaction not involving a public offering and pursuant to an exemption from registration under the Securities Act of 1933, as amended (the “1933 Act”) and applicable state securities laws. In connection with such purchase and in order to comply with the exemptions from registration relied upon by the Company, Purchaser represents, warrants and agrees as follows:

1. Purchaser is acquiring the Shares for its own account, to hold for investment, and Purchaser shall not make any sale, transfer or other disposition of the Shares in violation of the 1933 Act or the General Rules and Regulations promulgated thereunder by the Securities and Exchange Commission (the “SEC”) or in violation of any applicable state securities law;

2. Purchaser has been advised that the Shares have not been registered under the 1933 Act or state securities laws on the ground that this transaction is exempt from registration, and that reliance by the Company on such exemptions is predicated in part on Purchaser’s representations set forth in this letter;

3. Purchaser has been informed that under the 1933 Act, the Shares must be held indefinitely unless they are subsequently registered under the 1933 Act or unless an exemption from such registration (such as Rule 144) is available with respect to any proposed transfer or disposition by Purchaser of the Shares;

4. The Company may refuse to permit Purchaser to sell, transfer or dispose of the Shares (except as permitted under Rule 144) unless there is in effect a registration statement under the 1933 Act and any applicable state securities laws covering such transfer, or unless Purchaser furnishes an opinion of counsel reasonably satisfactory to counsel for the Company, to the effect that such registration is not required;

5. Purchaser has invested in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Shares. Purchaser represents and warrants that it is an “accredited investor” within the meaning of Rule 501 of Regulation D of the 1933 Act.

Purchaser also understands and agrees that there will be placed on the certificate(s) for the Shares, or any substitutions therefor, legends stating in substance:

“These securities have not been registered under the Securities Act of 1933, as amended (the “Act”), or any applicable state securities laws, and may not be sold, offered for sale or transferred unless such sale or transfer is in accordance with the registration requirements of such Act and applicable laws or an exemption from the registration requirements of such Act and applicable laws is available with respect thereto.”

and any legend required pursuant to applicable state securities laws.

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Purchaser has carefully read this letter and has discussed its requirements and other applicable limitations upon Purchaser’s resale of the Shares with Purchaser’s counsel.

Very truly yours,

8

EXHIBIT 10.6.2

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS (“BLUE SKY LAWS”). ANY TRANSFER OF SUCH SECURITIES WILL BE INVALID UNLESS A REGISTRATION STATEMENT UNDER THE ACT AND AS REQUIRED BY BLUE SKY LAWS IS IN EFFECT AS TO SUCH TRANSFER OR, IN THE OPINION OF COUNSEL SATISFACTORY TO NORTH AMERICAN ENERGY RESOURCES, INC., SUCH REGISTRATION IS UNNECESSARY IN ORDER FOR SUCH TRANSFER TO COMPLY WITH THE ACT AND BLUE SKY LAWS.

WARRANT TO PURCHASE

SHARES OF COMMON STOCK OF

NORTH AMERICAN ENERGY RESOURCES, INC.

(OTCBB: NAEY.OB)

Warrant No. NAEY 002B	5.000.000 SHARES @ PRICE OF $0.04

1. Issuance. This Warrant is issued to Alan Massara, as of December 14, 2010 (the “Effective Date”), by North American Energy Resources, Inc. (hereinafter with its successors called the “Company”).

2. Exercise Price; Number of Shares. The registered holder of this Warrant (the “Holder”), commencing on the Effective Date, is entitled upon surrender of this Warrant with the subscription form annexed hereto as Exhibit A duly executed, at the principal office of the Company, to purchase from the Company 5,000,000 fully paid and nonassessable shares of common stock of the Company (the “Shares”) at a price per share (the “Exercise Price”) of $0.04. The person or persons in whose name or names any certificate representing Shares is issued hereunder shall be deemed to have become the holder of record of the Shares represented thereby as of the close of business on the date this Warrant is exercised, whether or not the transfer books of the Company shall be closed.

3. Payment of Exercise Price. The Exercise Price may be paid (i) in cash or by certified check or wire transfer, (ii) by the surrender or forgiveness by the Holder to the Company of any promissory notes or other obligations issued by the Company, with all such notes and obligations so surrendered being credited against the Exercise Price in an amount equal to the principal amount thereof plus accrued interest to the date of surrender, or (iii) by any combination of the foregoing.

4. No Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole share.

5. Exercise; Expiration Date. This Warrant may be exercised in whole or in part at any time commencing on the Vesting Date as defined below. “Vesting Date” for purposes of this Warrant means the earlier of (1) the date the warrant NAEY 001B is exercised in whole, (2) the date that the Company has revenue of $12,500,000 in total for two consecutive quarters and records a pre-tax net profit for each of those two quarters, or (3) the effective date of a Reorganization as defined in Section 8. This Warrant expires at 5:00 p.m. Central Time on the fifth anniversary of the Vesting Date (the “Expiration Date”‘) and shall be void thereafter.

6. Reserved Shares; Valid Issuance. The Company covenants that it will at all times from and after the Effective Date reserve and keep available such number of its authorized shares of common stock of the Company, free from all preemptive or similar rights therein, as will be sufficient to permit the exercise of this Warrant in full. The Company further covenants that such Shares as may be issued pursuant to such exercise will, upon issuance, be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof.

7. Share Splits and Dividends. If, after the Effective Date, the Company shall subdivide its shares of common stock by share split or otherwise, or combine the shares of common stock, or issue additional shares of common stock in payment of a share dividend on the Shares, the number of Shares of common stock issuable on the exercise of this Warrant shall forthwith be proportionately increased in the case of a subdivision or share dividend, or proportionately decreased in the case of a combination, and the Exercise Price shall forthwith be proportionately decreased in the case of a subdivision or share dividend, or proportionately increased in the case of a combination.

8. Mergers and Reclassifications. If, after the Effective Date, the Company shall enter into any Reorganization (as hereinafter defined), then, as a condition of such Reorganization, lawful provisions shall be made, and duly executed documents evidencing the same from the Company or its successor shall be delivered to the Holder, so that the Holder shall thereafter have the right to purchase, at a total price not to exceed that payable upon the exercise of this Warrant in full, the kind and amount of shares of stock and other securities and property receivable upon such Reorganization by a holder of the number of shares of Common stock which might have been purchased by the Holder immediately prior to such Reorganization, and in any such case appropriate provisions shall be made with respect to the rights and interest of the Holder to the end that the provisions hereof (including, without limitation, provisions for the adjustment of the Exercise Price and the number of shares issuable hereunder) shall thereafter be applicable in relation to any shares of Common stock or other securities and property thereafter deliverable upon exercise hereof. For the purposes of this Section 8, the term “Reorganization” shall include, without limitation, any reclassification, capital reorganization or change of the Common stock (other than as a result of a subdivision, combination or share dividend provided for in Section 7 hereof), or any consolidation of the Company with, or merger of the Company into, another corporation or other business organization (other than a merger in which the Company is the surviving entity and which does not result in any reclassification or change of the outstanding Common stock), or any sale or conveyance to another corporation or other business organization of all or substantially all of the assets of the Company.

9. Price Protection. If the Company or any Subsidiary thereof, as applicable, shall offer in exchange any Common Stock or Common Stock Equivalents to acquire assets relating to the exploration, exploitation and production of an oil or natural gas well (an “Acquisition”) at an effective price per share less than the then the Exercise Price of the Warrant (such lower price, the “Base Share Price”) then the Exercise Price shall be reduced to the effective price and the number of shares issuable hereunder shall be increased such that the aggregate Exercise Price payable hereunder, after taking into account the decrease in the Exercise Price, shall be equal to the aggregate Exercise Price prior to such adjustment. “Common Stock Equivalent” for purposes of this Warrant includes: options, warrants, preferred stock, or convertible securities that are convertible or can be exchanged for common stock of the Company.

10. Certain Events. If any change in the outstanding common stock of the Company or any other event occurs as to which the provisions of Section 7 through Section 9 are not strictly applicable or if strictly applicable would not fairly protect the purchase rights of the Holder of the Warrant in accordance with such provisions, then the Board of Directors of the Company shall make an adjustment in the number and class of shares available under the Warrant, the Exercise Price or the application of such provisions, so as to protect such purchase rights as aforesaid. The adjustment shall be such as will give the Holder of the Warrant, upon exercise for the same aggregate Exercise Price) the total number, class and kind of shares as he would have owned had the Warrant been exercised prior to the event and had he continued to hold such shares until after the event requiring adjustment.

11. Certificate of Adjustment. Whenever the Exercise Price is adjusted, as herein provided, the Company shall promptly deliver to the Holder a certificate of the Company’s chief financial officer setting forth the Exercise Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

12. Issue Tax. The issuance of certificates for the Shares upon the exercise of the Warrant shall be made without charge to the Holder of the Warrant for any issue tax (other than any applicable income taxes) in respect thereof; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the then Holder of the Warrant being exercised.

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13. Registration Rights. If the Company proposes to file a registration statement in connection with a public offering for the account of the Company (a “Primary Offering”) of its common stock (other than in connection with any exchange offer, merger, sale of substantially all assets or other reorganization or recapitalization of the Company or the issuance of securities in connection with employee stock options, stock awards or other employee benefit plans), or if the Company proposes to file a registration statement on behalf of any other holder of securities of the Company, then the Company shall include in such Registration Statement the Shares.

Notwithstanding the foregoing, if the managing underwriter or underwriters of any such proposed offering delivers a letter to the Company and to Holder stating that the total number of shares of Common Stock that the Company intends to include in any such proposed Primary Offering (the “Primary Shares”) and that Holder and persons heretofore or hereafter granted registration rights with respect to the shares of common stock of the Company other than Holder (“Other Sellers”) have requested to be included (the “Secondary Shares”) would exceed the number of shares of Common Stock that could be sold without having an adverse effect on such Primary Offering (the “Allowable Secondary Shares”), the number of Secondary Shares permitted to be included in the offering on behalf of Holder and the Other Sellers shall be reduced so that the number of Secondary Shares included in such Registration Statement equals the number of Allowable Secondary Shares. The number of Allowable Secondary Shares to be included in such Registration Statement shall be allocated between Holder and the Other Sellers as follows: first, Holder shall be allowed to include pro rata (based on the number of Registrable Securities that each stockholder requested be included), to the extent of any Allowable Secondary Shares, all Shares and second, to the extent of any remaining Allowable Secondary Shares, the Other Sellers shall be allowed to include pro rata (based on the number of shares that each Other Seller requested be included) the shares that they requested be included in the Registration Statement.

14. Notices of Record Date, Etc. In the event of:

(a)	Any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or any right to subscribe for, purchase, sell or otherwise acquire or dispose of any shares of Common stock of any class or any other securities or property, or to receive any other right;

(b)	Any reclassification of the shares of Common stock of the Company, capital reorganization of the Company, consolidation or merger involving the Company, or sale or conveyance of all or substantially all of its assets;

(c)	Any voluntary or involuntary dissolution, liquidation or winding-up of the Company; or

(d)	The filing of a registration statement under the Securities Act of 1933, as amended, in connection with an Initial Public Offering;

then and in each such event the Company will provide or cause to be provided to the Holder a written notice thereof. Such notice shall be provided at least fifteen (15) business days prior to the date specified in such notice on which any such action is to be taken.

15. Representations, Warranties and Covenants. This Warrant is issued and delivered by the Company and accepted by each Holder on the basis of the following representations, warranties and covenants made by the Company:

(a) The Company has all necessary authority to issue, execute and deliver this Warrant and to perform its obligations hereunder. This Warrant has been duly authorized, issued, executed and delivered by the Company and is the valid and binding obligation of the Company, enforceable in accordance with its terms.

(b) The Shares of Common stock issuable upon the exercise of this Warrant have been duly authorized and reserved for issuance by the Company and, when issued in accordance with the terms hereof, will be validly issued, fully paid and nonassessable.

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(c) The issuance, execution and delivery of this Warrant does not, and the issuance of the Shares of Common stock upon the exercise of this Warrant in accordance with the terms hereof will not, (i) violate or contravene the Company’s articles of incorporation, bylaws, or any law, statute, regulation, rule, judgment or order applicable to the Company, (ii) violate, contravene or result in a breach or default under any contract, agreement or instrument to which the Company is a party or by which the Company or any of its assets are bound or (iii) require the consent or approval of, or the filing of any notice (other than, if any, post-issuance state securities laws filings) or registration with, any person or entity.

(d) So long as the Holder possesses registration rights with respect to the Shares under this Warrant, the Company shall provide such information to the Holder or its prospective transferee(s) as is necessary, and shall take any other action as may then be required of an issuer under Rule 144, for an offer or sale of such shares of Common Stock by the Holder to be qualified under Rule 144. As used herein, “Rule 144” shall mean Rule 144 promulgated under the Securities Act of 1933, as amended, and any amendments thereof and any successor thereto.

16. No Voting or Dividend Rights; Limitation of Liability. Nothing contained in this Warrant shall be construed as conferring upon the Holder hereof the right to vote or to consent or to receive notice as a shareholder of the Company or any other matters or any rights whatsoever as a shareholder of the Company. No dividends or interest shall be payable or accrued in respect of this Warrant or the interest represented hereby or the Shares purchasable hereunder until, and only to the extent that, this Warrant shall have been exercised. No provisions hereof, in the absence of affirmative action by the Holder to purchase Shares, and no mere enumeration herein of the rights or privileges of the Holder hereof, shall give rise to any liability of such Holder for the Exercise Price or as a shareholder of the Company, whether such liability is asserted by the Company or by its creditors.

17. Amendment. The terms of this Warrant may be amended, modified or waived only with the written consent of the Holder.

18. Notices, Etc.

(a) Any notice or written communication required or permitted to be given to the Holder may be given by United States mail, by overnight courier or by facsimile transmission, at the address most recently provided by the Holder to the Company, or by hand, and shall be deemed received upon the earlier to occur of (i) receipt, (ii) if sent by overnight courier, then on the day after which the same has been delivered to such courier for overnight delivery, or (iii) if sent by United States mail, seventy-two (72) hours after the same has been deposited in a regularly maintained receptacle for the deposit of the United States mail.

(b) In case this Warrant shall be mutilated, lost, stolen or destroyed, the Company shall issue a new Warrant of like tenor and denomination and deliver the same (i) in exchange and substitution for, and upon surrender and cancellation of, any mutilated Warrant, or (ii) in lieu of any Warrant lost, stolen or destroyed, upon receipt of an affidavit of the Holder or other evidence reasonably satisfactory to the Company of the loss, theft or destruction of such Warrant.

19. Transfer

(a) No transfer of this Warrant Agreement and any shares of Common Stock issuable upon exercise hereof shall be effective unless the Company shall first receive from such proposed transferee a written agreement, satisfactory to the Company, providing that such transferee is subject to all of the terms and conditions hereof.

(b) This Warrant and all rights hereunder are transferable in whole or in part by the Holder and any successor transferee upon the prior written consent of the Company (which such consent shall not be unreasonably withheld). The Holder shall provide the Company with written representations from the Holder and the Holder’s proposed transferee satisfactory to the Company regarding the transfer or, at the election of the Company, an opinion of counsel reasonably satisfactory to the Company to the effect that the proposed transfer of this Warrant or disposition of shares may be effected without registration or qualification (under any Federal or State law) of this Warrant or the shares of Common Stock issuable or issued upon the exercise hereof. Upon receipt of such written notice and either such representations or opinion by the Company, the Holder shall be entitled to transfer this Warrant, or to exercise this Warrant in accordance with its terms and dispose of the shares received upon such exercise or to dispose of shares of Common Stock received upon the previous exercise of this Warrant, all in accordance with the terms of the notice delivered by the Holder to the Company; provided that an appropriate legend, if any, respecting the aforesaid restrictions on transfer and disposition may be endorsed on this Warrant or the certificates for such shares.

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(c) Notwithstanding the above, Holder may, without the consent of the Company, transfer this Warrant Agreement to any direct, or indirect, wholly-owned subsidiary of Holder. The transfer shall be recorded on the books of the Company upon receipt by the Company of a notice of transfer (“Transfer Notice”) at its principal offices and the payment to the Company of all transfer taxes and other governmental charges irnposed on such transfer.

20. No Impairment. The Company will not, by amendment of its articles of incorporation or through any reclassification, capital reorganization, consolidation, merger, sale or conveyance of assets, dissolution, liquidation, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance of performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder.

21. Descriptive Headings and Governing Law. The descriptive headings of the several sections and paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant. The provisions and terms of this Warrant shall be governed by, and construed in accordance with, the internal laws of the State of Louisiana.

22. Successors and Assigns. This Warrant shall be binding upon the Company’s successors and assigns and shall inure to the benefit of the Holder’s successors and legal representatives.

North American Energy Resources, Inc.

By:	/s/ Alan Massara
Name:	Alan Massara
Title:	President
Date:	February 4, 2011

5

EXHIBIT A TO WARRANT CERTIFICATE

Date: ____________, _________

North American Energy Resources, Inc.

228 St. Charles Ave., Suite 724

New Orleans, LA 70130

Ladies and Gentlemen:

The undersigned hereby elects:

To exercise the warrant issued to it by North American Energy Resources, Inc. (the “Company”) and dated effective December 14, 2010 (the “Warrant”) in full and to purchase all of the _________________ shares of common stock of the Company (the “Shares”) purchasable thereunder at a purchase price of $___________ per Share or an aggregate purchase price of ________________ Dollars ($ ___________) (the “Exercise Price”). Pursuant to the terms of the Warrant the undersigned has delivered the Exercise Price herewith in full, in cash or by certified check or wire transfer or as otherwise permitted pursuant to Section 3 of the Warrant.

The undersigned also makes the representations set forth on Exhibit B attached to the Warrant.

The certificate(s) for such Shares shall be issued in the name of the undersigned or as otherwise indicated below:

Very truly yours,

6

EXHIBIT B TO WARRANT CERTIFICATE

THIS AGREEMENT MUST BE COMPLETED, SIGNED AND RETURNED TO NORTH AMERICAN ENERGY RESOURCES, INC. ALONG WITH THE SUBSCRIPTION FORM BEFORE THE SHARES ISSUABLE UPON EXERCISE OF THE WARRANT CERTIFICATE DATED EFFECTIVE DECEMBER 14, 2010, WILL BE ISSUED.

___________________ ,____

North American Energy Resources, Inc.

228 St. Charles Ave., Suite 724

New Orleans, LA 70130

Attention: President

The undersigned,_________________ (“Purchaser”), intends to acquire up to_____________ shares of common stock (the “Shares”) of North American Energy Resources, Inc. (the “Company”) from the Company pursuant to the exercise of a certain Warrant to purchase Shares held by Purchaser. The Shares will be issued to Purchaser in a transaction not involving a public offering and pursuant to an exemption from registration under the Securities Act of 1933, as amended (the “1933 Act”) and applicable state securities laws. In connection with such purchase and in order to comply with the exemptions from registration relied upon by the Company, Purchaser represents, warrants and agrees as follows:

1. Purchaser is acquiring the Shares for its own account, to hold for investment, and Purchaser shall not make any sale, transfer or other disposition of the Shares in violation of the 1933 Act or the General Rules and Regulations promulgated thereunder by the Securities and Exchange Commission (the “SEC”) or in violation of any applicable state securities law;

2. Purchaser has been advised that the Shares have not been registered under the 1933 Act or state securities laws on the ground that this transaction is exempt from registration, and that reliance by the Company on such exemptions is predicated in part on Purchaser’s representations set forth in this letter;

3. Purchaser has been informed that under the 1933 Act, the Shares must be held indefinitely unless they are subsequently registered under the 1933 Act or unless an exemption from such registration (such as Rule 144) is available with respect to any proposed transfer or disposition by Purchaser of the Shares;

4. The Company may refuse to permit Purchaser to sell, transfer or dispose of the Shares (except as permitted under Rule 144) unless there is in effect a registration statement under the 1933 Act and any applicable state securities laws covering such transfer, or unless Purchaser furnishes an opinion of counsel reasonably satisfactory to counsel for the Company, to the effect that such registration is not required;

5. Purchaser has invested in securities of companies in the development stage and acknowledges that it is able to fend for itself can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Shares. Purchaser represents and warrants that it is an “accredited investor” within the meaning of Rule 501 of Regulation D of the 1933 Act.

Purchaser also understands and agrees that there will be placed on the certificate(s) for the Shares, or any substitutions therefor, legends stating in substance:

“These securities have not been registered under the Securities Act of 1933, as amended (the “Act”), or any applicable state securities laws, and may not be sold, offered for sale or transferred unless such sale or transfer is in accordance with the registration requirements of such Act and applicable laws or an exemption from the registration requirements of such Act and applicable laws is available with respect thereto.”

and any legend required pursuant to applicable state securities laws.

7

Purchaser has carefully read this letter and has discussed its requirements and other applicable limitations upon Purchaser’s resale of the Shares with Purchaser’s counsel.

Very truly yours,

8

EXHIBIT 10.6.3

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS (“BLUE SKY LAWS”). ANY TRANSFER OF SUCH SECURITIES WILL BE INVALID UNLESS A REGISTRATION STATEMENT UNDER THE ACT AND AS REQUIRED BY BLUE SKY LAWS IS IN EFFECT AS TO SUCH TRANSFER OR, IN THE OPINION OF COUNSEL SATISFACTORY TO NORTH AMERICAN ENERGY RESOURCES, INC., SUCH REGISTRATION IS UNNECESSARY IN ORDER FOR SUCH TRANSFER TO COMPLY WITH THE ACT AND BLUE SKY LAWS.

WARRANT TO PURCHASE

SHARES OF COMMON STOCK OF

NORTH AMERICAN ENERGY RESOURCES, INC.

(OTCBB: NAEY.OB)

Warrant No. NAEY 003B	5.000.000 SHARES @ PRICE OF $0.055

1. Issuance. This Warrant is issued to Alan Massara, as of December 14, 2010 (the “Effective Date”), by North American Energy Resources, Inc. (hereinafter with its successors called the “Company”).

2. Exercise Price; Number of Shares. The registered holder of this Warrant (the “Holder”), commencing on the Effective Date, is entitled upon surrender of mis Warrant with the subscription form annexed hereto as Exhibit A duly executed, at the principal office of the Company, to purchase from the Company 5,000,000 fully paid and nonassessable shares of common stock of the Company (the “Shares”) at a price per share (the “Exercise Price”) of $0055. The person or persons in whose name or names any certificate representing Shares is issued hereunder shall be deemed to have become the holder of record of the Shares represented thereby as of the close of business on the date this Warrant is exercised, whether or not the transfer books of the Company shall be closed.

3. Payment of Exercise Price. The Exercise Price may be paid (i) in cash or by certified check or wire transfer, (ii) by the surrender or forgiveness by the Holder to the Company of any promissory notes or other obligations issued by the Company, with all such notes and obligations so surrendered being credited against the Exercise Price in an amount equal to the principal amount thereof plus accrued interest to the date of surrender, or (iii) by any combination of the foregoing.

4. No Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole share.

5. Exercise; Expiration Date. This Warrant may be exercised in whole or in part at any time commencing on the Vesting Date as defined below. “Vesting Date” for purposes of this Warrant means the earlier of (1) the date the warrant NAEY 001B is exercised in whole, (2) the date that the Company has revenue of $12,500,000 in total for two consecutive quarters and records a pre-tax net profit for each of those two quarters, or (3) the effective date of a Reorganization as defined in Section 8.. This Warrant expires at 5:00 p.m. Central Time on the fifth anniversary of the Vesting Date (the “Expiration Date”) and shall be void thereafter.

6. Reserved Shares; Valid Issuance. The Company covenants that it will at all times from and after the Effective Date reserve and keep available such number of its authorized shares of common stock of the Company, free from all preemptive or similar rights therein, as will be sufficient to permit the exercise of this Warrant in full. The Company further covenants that such Shares as may be issued pursuant to such exercise will, upon issuance, be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof.

7. Share Splits and Dividends. If, after the Effective Date, the Company shall subdivide its shares of common stock by share split or otherwise, or combine the shares of common stock, or issue additional shares of common stock in payment of a share dividend on the Shares, the number of Shares of common stock issuable on the exercise of this Warrant shall forthwith be proportionately increased in the case of a subdivision or share dividend, or proportionately decreased in the case of a combination, and the Exercise Price shall forthwith be proportionately decreased in the case of a subdivision or share dividend, or proportionately increased in the case of a combination.

8. Mergers and Reclassifications. If, after the Effective Date, the Company shall enter into any Reorganization (as hereinafter defined), then, as a condition of such Reorganization, lawful provisions shall be made, and duly executed documents evidencing the same from the Company or its successor shall be delivered to the Holder, so that the Holder shall thereafter have the right to purchase, at a total price not to exceed that payable upon the exercise of this Warrant in full, the kind and amount of shares of stock and other securities and property receivable upon such Reorganization by a holder of the number of shares of Common stock which might have been purchased by the Holder immediately prior to such Reorganization, and in any such case appropriate provisions shall be made with respect to the rights and interest of the Holder to the end that the provisions hereof (including, without limitation, provisions for the adjustment of the Exercise Price and the number of shares issuable hereunder) shall thereafter be applicable in relation to any shares of Common stock or other securities and property thereafter deliverable upon exercise hereof. For the purposes of this Section 8, the term “Reorganization” shall include, without limitation, any reclassification, capital reorganization or change of the Common stock (other than as a result of a subdivision, combination or share dividend provided for in Section 7 hereof), or any consolidation of the Company with, or merger of the Company into, another corporation or other business organization (other than a merger in which the Company is the surviving entity and which does not result in any reclassification or change of the outstanding Common stock), or any sale or conveyance to another corporation or other business organization of all or substantially all of the assets of the Company.

9. Price Protection. If the Company or any Subsidiary thereof, as applicable, shall offer in exchange any Common Stock or Common Stock Equivalents to acquire assets relating to the exploration, exploitation and production of an oil or natural gas well (an “Acquisition’) at an effective price per share less than the then the Exercise Price of the Warrant (such lower price, the “Base Share Price”), then, the Exercise Price shall be reduced to the effective price and the number of shares issuable hereunder shall be increased such that the aggregate Exercise Price payable hereunder, after taking into account the decrease in the Exercise Price, shall be equal to the aggregate Exercise Price prior to such adjustment. “Common Stock Equivalent” for purposes of this Warrant includes: options, warrants, preferred stock, or convertible securities that are convertible or can be exchanged for common stock of the Company.

10. Certain Events. If any change in the outstanding common stock of the Company or any other event occurs as to which the provisions of Section 7 through Section 9 are not strictly applicable or if strictly applicable would not fairly protect the purchase rights of the Holder of the Warrant in accordance with such provisions, then the Board of Directors of the Company shall make an adjustment in the number and class of shares available under the Warrant, the Exercise Price or the application of such provisions, so as to protect such purchase rights as aforesaid. The adjustment shall be such as will give the Holder of the Warrant, upon exercise for the same aggregate Exercise Price, the total number, class and kind of shares as he would have owned had the Warrant been exercised prior to the event and had he continued to hold such shares until after the event requiring adjustment.

11. Certificate of Adjustment Whenever the Exercise Price is adjusted, as herein provided, the Company shall promptly deliver to the Holder a certificate of the Company’s chief financial officer setting forth the Exercise Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

12. Issue Tax. The issuance of certificates for the Shares upon the exercise of the Warrant shall be made without charge to the Holder of the Warrant for any issue tax (other than any applicable income taxes) in respect thereof; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the men Holder of the Warrant being exercised.

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13. Registration Rights. If the Company proposes to file a registration statement in connection with a public offering for the account of the Company (a “Primary Offering”) of its common stock (other than in connection with any exchange offer, merger, sale of substantially all assets or other reorganization or recapitalization of the Company or the issuance of securities in connection with employee stock options, stock awards or other employee benefit plans), or if the Company proposes to file a registration statement on behalf of any other holder of securities of the Company, then the Company shall include in such Registration Statement the Shares.

Notwithstanding the foregoing, if the managing underwriter or underwriters of any such proposed offering delivers a letter to the Company and to Holder stating that the total number of shares of Common Stock that the Company intends to include in any such proposed Primary Offering (the “Primary Shares”) and that Holder and persons heretofore or hereafter granted registration rights with respect to the shares of common stock of the Company other than Holder (“Other Sellers”) have requested to be included (the “Secondary Shares”) would exceed the number of shares of Common Stock that could be sold without having an adverse effect on such Primary Offering (the “Allowable Secondary Shares”), the number of Secondary Shares permitted to be included in the offering on behalf of Holder and the Other Sellers shall be reduced so that the number of Secondary Shares included in such Registration Statement equals the number of Allowable Secondary Shares. The number of Allowable Secondary Shares to be included in such Registration Statement shall be allocated between Holder and the Other Sellers as follows: first, Holder shall be allowed to include pro rata (based on the number of Registrable Securities that each stockholder requested be included), to the extent of any Allowable Secondary Shares, all Shares and second, to the extent of any remaining Allowable Secondary Shares, the Other Sellers shall be allowed to include pro rata (based on the number of shares that each Other Seller requested be included) the shares that they requested be included in the Registration Statement.

14. Notices of Record Date, Etc. In the event of:

(

a)	Any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or any right to subscribe for, purchase, sell or otherwise acquire or dispose of any shares of Common stock of any class or any other securities or property, or to receive any other right;

(b)	Any reclassification of the shares of Common stock of the Company, capital reorganization of the Company, consolidation or merger involving the Company, or sale or conveyance of all or substantially all of its assets;

(c)	Any voluntary or involuntary dissolution, liquidation or winding-up of the Company; or

(d)	The filing of a registration statement under the Securities Act of 1933, as amended, in connection with an Initial Public Offering;

then and in each such event the Company will provide or cause to be provided to the Holder a written notice thereof. Such notice shall be provided at least fifteen (15) business days prior to the date specified in such notice on which any such action is to be taken.

15. Representations, Warranties and Covenants. This Warrant is issued and delivered by the Company and accepted by each Holder on the basis of the following representations, warranties and covenants made by the Company:

(a) The Company has all necessary authority to issue, execute and deliver this Warrant and to perform its obligations hereunder. This Warrant has been duly authorized, issued, executed and delivered by the Company and is the valid and binding obligation of the Company, enforceable in accordance with its terms.

(b) The Shares of Common stock issuable upon the exercise of this Warrant have been duly authorized and reserved for issuance by the Company and, when issued in accordance with the terms hereof, will be validly issued, fully paid and nonassessable.

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(c) The issuance, execution and delivery of this Warrant does not, and the issuance of the Shares of Common stock upon the exercise of this Warrant in accordance with the terms hereof will not, (i) violate or contravene the Company’s articles of incorporation, bylaws, or any law, statute, regulation, rule, judgment or order applicable to the Company, (ii) violate, contravene or result in a breach or default under any contract, agreement or instrument to which the Company is a party or by which the Company or any of its assets are bound or (iii) require the consent or approval of, or the filing of any notice (other than, if any, post-issuance state securities laws filings) or registration with, any person or entity.

(d) So long as the Holder possesses registration rights with respect to the Shares under this Warrant, the Company shall provide such information to the Holder or its prospective transferee(s) as is necessary, and shall take any other action as may then be required of an issuer under Rule 144, for an offer or sale of such shares of Common Stock by the Holder to be qualified under Rule 144. As used herein, “Rule 144” shall mean Rule 144 promulgated under the Securities Act of 1933, as amended, and any amendments thereof and any successor thereto.

16. No Voting or Dividend Rights; Limitation of Liability. Nothing contained in this Warrant shall be construed as conferring upon the Holder hereof the tight to vote or to consent or to receive notice as a shareholder of the Company or any other matters or any rights whatsoever as a shareholder of the Company. No dividends or interest shall be payable or accrued in respect of this Warrant or the interest represented hereby or the Shares purchasable hereunder until, and only to the extent that, this Warrant shall have been exercised. No provisions hereof, in the absence of affirmative action by the Holder to purchase Shares, and no mere enumeration herein of the rights or privileges of the Holder hereof, shall give rise to any liability of such Holder for the Exercise Price or as a shareholder of the Company, whether such liability is asserted by the Company or by its creditors.

17. Amendment The terms of this Warrant may be amended, modified or waived only with the written consent of the Holder.

18. Notices, Etc.

(a) Any notice or written communication required or permitted to be given to the Holder may be given by United States mail, by overnight courier or by facsimile transmission, at the address most recently provided by the Holder to the Company, or by hand, and shall be deemed received upon the earlier to occur of (i) receipt, (ii) if sent by overnight courier, then on the day after which the same has been delivered to such courier for overnight delivery, or (iii) if sent by United States mail, seventy-two (72) hours after the same has been deposited in a regularly maintained receptacle for the deposit of the United States mail.

(b) In case this Warrant shall be mutilated, lost, stolen or destroyed, the Company shall issue a new Warrant of like tenor and denomination and deliver the same (i) in exchange and substitution for, and upon surrender and cancellation of, any mutilated Warrant, or (ii) in lieu of any Warrant lost, stolen or destroyed, upon receipt of an affidavit of the Holder or other evidence reasonably satisfactory to the Company of the loss, theft or destruction of such Warrant.

19. Transfer

(a) No transfer of this Warrant Agreement and any shares of Common Stock issuable upon exercise hereof shall be effective unless the Company shall first receive from such proposed transferee a written agreement, satisfactory to the Company, providing that such transferee is subject to all of the terms and conditions hereof.

(b) This Warrant and all rights hereunder are transferable in whole or in part by the Holder and any successor transferee upon the prior written consent of the Company (which such consent shall not be unreasonably withheld). The Holder shall provide the Company with written representations from the Holder and the Holder’s proposed transferee satisfactory to the Company regarding the transfer or, at the election of the Company, an opinion of counsel reasonably satisfactory to the Company to the effect that the proposed transfer of this Warrant or disposition of shares may be effected without registration or qualification (under any Federal or State law) of this Warrant or the shares of Common Stock issuable or issued upon the exercise hereof. Upon receipt of such written notice and either such representations or opinion by the Company, the Holder shall be entitled to transfer this Warrant, or to exercise this Warrant in accordance with its terms and dispose of the shares received upon such exercise or to dispose of shares of Common Stock received upon the previous exercise of this Warrant, all in accordance with the terms of the notice delivered by the Holder to the Company; provided that, an appropriate legend, if any, respecting the aforesaid restrictions on transfer and disposition may be endorsed on this Warrant or the certificates for such shares.

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(c) Notwithstanding the above, Holder may, without the consent of the Company, transfer this Warrant Agreement to any direct, or indirect, wholly-owned subsidiary of Holder. The transfer shall be recorded on the books of the Company upon receipt by the Companies of a notice of transfer (“Transfer Notice”), at its principal offices and the payment to the Companies of all transfer taxes and other governmental charges imposed on such transfer.

20. No Impairment. The Company will not, by amendment of its articles of incorporation or through any reclassification, capital reorganization, consolidation, merger, sale or conveyance of assets, dissolution, liquidation, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance of performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder.

21. Descriptive Headings and Governing Law. The descriptive headings of the several sections and paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant. The provisions and terms of this Warrant shall be governed by, and construed in accordance with, the internal laws of the State of Louisiana.

22. Successors and Assigns. This Warrant shall be binding upon the Company’s successors and assigns and shall inure to the benefit of the Holder’s successors and legal representatives.

North American Energy Resources, Inc.

By:	/s/ Alan Massara
Name:	Alan Massara
Title:	President
Date:	February 4, 2011

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EXHIBIT A TO WARRANT CERTIFICATE

Date: __________, _______

North American Energy Resources, Inc.

228 St. Charles Ave., Suite 724

New Orleans, LA 70130

Ladies and Gentlemen:

The undersigned hereby elects:

To exercise the warrant issued to it by North American Energy Resources, Inc. (the “Company”) and dated effective December 14 ,2010 (the “Warrant”) in full and to purchase all of the shares _________________ of common stock of the Company (the “Shares”) purchasable thereunder at a purchase price of $_____________ per Share or an aggregate purchase price of _____________Dollars ($ _____________) (the “Exercise Price”). Pursuant to the terms of the Warrant the undersigned has delivered the Exercise Price herewith in full, in cash or by certified check or wire transfer or as otherwise permitted pursuant to Section 3 of the Warrant.

The undersigned also makes the representations set forth on Exhibit B attached to the Warrant.

The certificate(s) for such Shares shall be issued in the name of the undersigned or as otherwise indicated below:

Very truly yours,

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EXHIBIT B TO WARRANT CERTIFICATE

THIS AGREEMENT MUST BE COMPLETED, SIGNED AND RETURNED TO NORTH AMERICAN ENERGY RESOURCES, INC. ALONG WITH THE SUBSCRIPTION FORM BEFORE THE SHARES ISSUABLE UPON EXERCISE OF THE WARRANT CERTIFICATE DATED EFFECTIVE DECEMBER 14, 2010, WILL BE ISSUED.

___________________ ,____

North American Energy Resources, Inc.

228 St. Charles Ave.,

Suite 724 New Orleans, LA 70130

Attention: President

The undersigned,_________________ (“Purchaser”), intends to acquire up to_____________ shares of common stock (the “Shares”) of North American Energy Resources, Inc. (the “Company”) from the Company pursuant to the exercise of a certain Warrant to purchase Shares held by Purchaser. The Shares will be issued to Purchaser in a transaction not involving a public offering and pursuant to an exemption from registration under the Securities Act of 1933, as amended (the “1933 Act”) and applicable state securities laws. In connection with such purchase and in order to comply with the exemptions from registration relied upon by the Company, Purchaser represents, warrants and agrees as follows:

1. Purchaser is acquiring the Shares for its own account, to hold for investment, and Purchaser shall not make any sale, transfer or other disposition of the Shares in violation of the 1933 Act or the General Rules and Regulations promulgated thereunder by the Securities and Exchange Commission (the “SEC”) or in violation of any applicable state securities law;

2. Purchaser has been advised that the Shares have not been registered under the 1933 Act or state securities laws on the ground that this transaction is exempt from registration, and that reliance by the Company on such exemptions is predicated in part on Purchaser’s representations set forth in this letter;

3. Purchaser has been informed that under the 1933 Act, the Shares must be held indefinitely unless they are subsequently registered under the 1933 Act or unless an exemption from such registration (such as Rule 144) is available with respect to any proposed transfer or disposition by Purchaser of the Shares;

4. The Company may refuse to permit Purchaser to sell, transfer or dispose of the Shares (except as permitted under Rule 144) unless there is in effect a registration statement under the 1933 Act and any applicable state securities laws covering such transfer, or unless Purchaser furnishes an opinion of counsel reasonably satisfactory to counsel for the Company, to the effect that such registration is not required;

5. Purchaser has invested in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Shares. Purchaser represents and warrants that it is an “accredited investor” within the meaning of Rule 501 of Regulation D of the 1933 Act.

Purchaser also understands and agrees that there will be placed on the certificate(s) for the Shares, or any substitutions therefor, legends stating in substance:

“These securities have not been registered under the Securities Act of 1933, as amended (the “Act”), or any applicable state securities laws, and may not be sold, offered for sale or transferred unless such sale or transfer is in accordance with the registration requirements of such Act and applicable laws or an exemption from the registration requirements of such Act and applicable laws is available with respect thereto.”

and any legend required pursuant to applicable state securities laws.

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Purchaser has carefully read this letter and has discussed its requirements and other applicable limitations upon Purchaser’s resale of the Shares with Purchaser’s counsel.

Very truly yours,

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EXHIBIT 10.7

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS (“BLUE SKY LAWS”). ANY TRANSFER OF SUCH SECURITIES WILL BE INVALID UNLESS A REGISTRATION STATEMENT UNDER THE ACT AND AS REQUIRED BY BLUE SKY LAWS IS IN EFFECT AS TO SUCH TRANSFER OR, IN THE OPINION OF COUNSEL SATISFACTORY TO NORTH AMERICAN ENERGY RESOURCES, INC., SUCH REGISTRATION IS UNNECESSARY IN ORDER FOR SUCH TRANSFER TO COMPLY WITH THE ACT AND BLUE SKY LAWS.

WARRANT TO PURCHASE

SHARES OF COMMON STOCK OF

NORTH AMERICAN ENERGY RESOURCES, INC.

(OTCBB: NAEY.OB)

Warrant No. NAEY 004	500.000 SHARES @ PRICE OF $0.18 per share

1. Issuance. This Warrant is issued to Larry D. Hall, as of November 10, 2011 (the “Effective Date), by North American Energy Resources, Inc. (hereinafter with its successors called the “Company”).

2. Exercise Price; Number of Shares. The registered holder of this Warrant (the “Holder”), commencing on the Effective Date, is entitled upon surrender of this Warrant with the subscription form annexed hereto as Exhibit A duly executed, at the principal office of the Company, to purchase from the Company 500,000 fully paid and nonassessable shares of common stock of the Company (the “Shares”) at a price per share (the “Exercise Price”) of $0.18 per share. The person or persons in whose name or names any certificate representing Shares is issued hereunder shall be deemed to have become the holder of record of the Shares represented thereby as of the close of business on the date this Warrant is exercised, whether or not the transfer books of the Company shall be closed.

3. Payment of Exercise Price. The Exercise Price may be paid (i) in cash or by certified check or wire transfer, (ii) by the surrender or forgiveness by the Holder to the Company of any promissory notes or other obligations issued by the Company, with all such notes and obligations so surrendered being credited against the Exercise Price in an amount equal to the principal amount thereof plus accrued interest to the date of surrender, or (iii) by any combination of the foregoing.

4. No Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole share.

5. Exercise; Expiration Date. This Warrant may be exercised in whole or in part at any time commencing on the Effective Date. This Warrant expires at 5:00 p.m. Central Time on the fifth anniversary of the Effective Date (the “Expiration Date”) and shall be void thereafter.

6. Reserved Shares; Valid Issuance. The Company covenants that it will at all times from and after the Effective Date reserve and keep available such number of its authorized shares of common stock of the Company, free from all preemptive or similar rights therein, as will be sufficient to permit the exercise of this Warrant in full. The Company further covenants that such Shares as may be issued pursuant to such exercise will, upon issuance, be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof.

7. Share Splits and Dividends. If, after the Effective Date, the Company shall subdivide its shares of common stock by share split or otherwise, or combine the shares of common stock, or issue additional shares of common stock in payment of a share dividend on the Shares, the number of Shares of common stock issuable on the exercise of this Warrant shall forthwith be proportionately increased in the case of a subdivision or share dividend, or proportionately decreased in the case of a combination, and the Exercise Price shall forthwith be proportionately decreased in the case of a subdivision or share dividend, or proportionately increased in the case of a combination.

8. Mergers and Reclassifications. If, after the Effective Date, the Company shall enter into any Reorganization (as hereinafter defined), then, as a condition of such Reorganization, lawful provisions shall be made, and duly executed documents evidencing the same from the Company or its successor shall be delivered to the Holder, so that the Holder shall thereafter have the right to purchase, at a total price not to exceed that payable upon the exercise of this Warrant in full, the kind and amount of shares of stock and other securities and property receivable upon such Reorganization by a holder of the number of shares of Common stock which might have been purchased by the Holder immediately prior to such Reorganization, and in any such case appropriate provisions shall be made with respect to the rights and interest of the Holder to the end that the provisions hereof (including, without limitation, provisions for the adjustment of the Exercise Price and the number of shares issuable hereunder) shall thereafter be applicable in relation to any shares of Common stock or other securities and property thereafter deliverable upon exercise hereof. For the purposes of this Section 8, the term “Reorganization” shall include, without limitation, any reclassification, capital reorganization or change of the Common stock (other than as a result of a subdivision, combination or share dividend provided for in Section 7 hereof), or any consolidation of the Company with, or merger of the Company into, another corporation or other business organization (other than a merger in which the Company is the surviving entity and which does not result in any reclassification or change of the outstanding Common stock), or any sale or conveyance to another corporation or other business organization of all or substantially all of the assets of the Company.

9. Price Protection. If the Company or any Subsidiary thereof, as applicable, shall offer in exchange any Common Stock or Common Stock Equivalents to acquire assets relating to the exploration, exploitation and production of an oil or natural gas well (an “Acquisition”) at an effective price per share less than the then the Exercise Price of the Warrant (such lower price, the “Base Share Price”) then the Exercise Price shall be reduced to the effective price and the number of shares issuable hereunder shall be increased such that the aggregate Exercise Price payable hereunder, after taking into account the decrease in the Exercise Price, shall be equal to the aggregate Exercise Price prior to such adjustment. “Common Stock Equivalent” for purposes of this Warrant includes: options, warrants, preferred stock, or convertible securities that are convertible or can be exchanged for common stock of the Company.

10. Certain Events. If any change in the outstanding common stock of the Company or any other event occurs as to which the provisions of Section 7 through Section 9 are not strictly applicable or if strictly applicable would not fairly protect the purchase rights of the Holder of the Warrant in accordance with such provisions, then the Board of Directors of the Company shall make an adjustment in the number and class of shares available under the Warrant, the Exercise Price or the application of such provisions, so as to protect such purchase rights as aforesaid. The adjustment shall be such as will give the Holder of the Warrant, upon exercise for the same aggregate Exercise Price, the total number, class and kind of shares as he would have owned had the Warrant been exercised prior to the event and had he continued to hold such shares until after the event requiring adjustment.

11. Certificate of Adjustment. Whenever the Exercise Price is adjusted, as herein provided, the Company shall promptly deliver to the Holder a certificate of the Company’s chief financial officer setting forth the Exercise Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

12. Issue Tax. The issuance of certificates for the Shares upon the exercise of the Warrant shall be made without charge to the Holder of the Warrant for any issue tax (other than any applicable income taxes) in respect thereof; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the then Holder of the Warrant being exercised.

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13. Registration Rights. If the Company proposes to file a registration statement in connection with a public offering for the account of the Company (a “Primary Offering”) of its common stock (other than in connection with any exchange offer, merger, sale of substantially all assets or other reorganization or recapitalization of the Company or the issuance of securities in connection with employee stock options, stock awards or other employee benefit plans), or if the Company proposes to file a registration statement on behalf of any other holder of securities of the Company, then the Company shall include in such Registration Statement the Shares.

Notwithstanding the foregoing, if the managing underwriter or underwriters of any such proposed offering delivers a letter to the Company and to Holder stating that the total number of shares of Common Stock that the Company intends to include in any such proposed Primary Offering (the “Primary Shares”) and that Holder and persons heretofore or hereafter granted registration rights with respect to the shares of common stock of the Company other than Holder (“Other Sellers”) have requested to be included (the “Secondary Shares”) would exceed the number of shares of Common Stock that could be sold without having an adverse effect on such Primary Offering (the “Allowable Secondary Shares”), the number of Secondary Shares permitted to be included in the offering on behalf of Holder and the Other Sellers shall be reduced so that the number of Secondary Shares included in such Registration Statement equals the number of Allowable Secondary Shares. The number of Allowable Secondary Shares to be included in such Registration Statement shall be allocated between Holder and the Other Sellers as follows: first, Holder shall be allowed to include pro rata (based on the number of Registrable Securities that each stockholder requested be included), to the extent of any Allowable Secondary Shares, all Shares and second, to the extent of any remaining Allowable Secondary Shares, the Other Sellers shall be allowed to include pro rata (based on the number of shares that each Other Seller requested be included) the shares that they requested be included in the Registration Statement.

14. Notices of Record Date, Etc. In the event of:

(a)	Any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or any right to subscribe for, purchase, sell or otherwise acquire or dispose of any shares of Common stock of any class or any other securities or property, or to receive any other right;

(b)	Any reclassification of the shares of Common stock of the Company, capital reorganization of the Company, consolidation or merger involving the Company, or sale or conveyance of all or substantially all of its assets;

(c)	Any voluntary or involuntary dissolution, liquidation or winding-up of the Company; or

(d)	The filing of a registration statement under the Securities Act of 1933, as amended, in connection with an Initial Public Offering;

then and in each such event the Company will provide or cause to be provided to the Holder a written notice thereof. Such notice shall be provided at least fifteen (15) business days prior to the date specified in such notice on which any such action is to be taken.

15. Representations, Warranties and Covenants. This Warrant is issued and delivered by the Company and accepted by each Holder on the basis of the following representations, warranties and covenants made by the Company:

(a) The Company has all necessary authority to issue, execute and deliver this Warrant and to perform its obligations hereunder. This Warrant has been duly authorized, issued, executed and delivered by the Company and is the valid and binding obligation of the Company, enforceable in accordance with its terms.

(b) The Shares of Common stock issuable upon the exercise of this Warrant have been duly authorized and reserved for issuance by the Company and, when issued in accordance with the terms hereof, will be validly issued, fully paid and nonassessable.

(c) The issuance, execution and delivery of this Warrant does not, and the issuance of the Shares of Common stock upon the exercise of this Warrant in accordance with the terms hereof will not, (i) violate or contravene the Company’s articles of incorporation, bylaws, or any law, statute, regulation, rule, judgment or order applicable to the Company, (ii) violate, contravene or result in a breach or default under any contract, agreement or instrument to which the Company is a party or by which the Company or any of its assets are bound or (iii) require the consent or approval of, or the filing of any notice (other than, if any, post-issuance state securities laws filings) or registration with, any person or entity.

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(d) So long as the Holder possesses registration rights with respect to the Shares under this Warrant, the Company shall provide such information to the Holder or its prospective transferee(s) as is necessary, and shall take any other action as may then be required of an issuer under Rule 144, for an offer or sale of such shares of Common Stock by the Holder to be qualified under Rule 144. As used herein, “Rule 144” shall mean Rule 144 promulgated under the Securities Act of 1933, as amended, and any amendments thereof and any successor thereto.

16. No Voting or Dividend Rights; Limitation of Liability. Nothing contained in this Warrant shall be construed as conferring upon the Holder hereof the right to vote or to consent or to receive notice as a shareholder of the Company or any other matters or any rights whatsoever as a shareholder of the Company. No dividends or interest shall be payable or accrued in respect of this Warrant or the interest represented hereby or the Shares purchasable hereunder until, and only to the extent that, this Warrant shall have been exercised. No provisions hereof, in the absence of affirmative action by the Holder to purchase Shares, and no mere enumeration herein of the rights or privileges of the Holder hereof, shall give rise to any liability of such Holder for the Exercise Price or as a shareholder of the Company, whether such liability is asserted by the Company or by its creditors.

17. Amendment. The terms of this Warrant may be amended, modified or waived only with the written consent of the Holder.

18. Notices, Etc.

(a) Any notice or written communication required or permitted to be given to the Holder may be given by United States mail, by overnight courier or by facsimile transmission, at the address most recently provided by the Holder to the Company, or by hand, and shall be deemed received upon the earlier to occur of (i) receipt, (ii) if sent by overnight courier, then on the day after which the same has been delivered to such courier for overnight delivery, or (iii) if sent by United States mail, seventy-two (72) hours after the same has been deposited in a regularly maintained receptacle for the deposit of the United States mail.

(b) In case this Warrant shall be mutilated, lost, stolen or destroyed, the Company shall issue a new Warrant of like tenor and denomination and deliver the same (i) in exchange and substitution for, and upon surrender and cancellation of, any mutilated Warrant, or (ii) in lieu of any Warrant lost, stolen or destroyed, upon receipt of an affidavit of the Holder or other evidence reasonably satisfactory to the Company of the loss, theft or destruction of such Warrant.

19. Transfer

(a) No transfer of this Warrant Agreement and any shares of Common Stock issuable upon exercise hereof shall be effective unless the Company shall first receive from such proposed transferee a written agreement, satisfactory to the Company, providing that such transferee is subject to all of the terms and conditions hereof.

(b) This Warrant and all rights hereunder are transferable in whole or in part by the Holder and any successor transferee upon the prior written consent of the Company (which such consent shall not be unreasonably withheld). The Holder shall provide the Company with written representations from the Holder and the Holder’s proposed transferee satisfactory to the Company regarding the transfer or, at the election of the Company, an opinion of counsel reasonably satisfactory to the Company to the effect that the proposed transfer of this Warrant or disposition of shares may be effected “without registration or qualification (under any Federal or State law) of this Warrant or the shares of Common Stock issuable or issued upon the exercise hereof. Upon receipt of such written notice and either such representations or opinion by the Company, the Holder shall be entitled to transfer this Warrant, or to exercise this Warrant in accordance with its terms and dispose of the shares received upon such exercise or to dispose of shares of Common Stock received upon the previous exercise of this Warrant, all in accordance with the terms of the notice delivered by the Holder to the Company; provided that, an appropriate legend, if any, respecting the aforesaid restrictions on transfer and disposition may be endorsed on this Warrant or the certificates for such shares.

4

(c) Notwithstanding the above, Holder may, without the consent of the Company, transfer this Warrant Agreement to any direct, or indirect, wholly-owned subsidiary of Holder. The transfer shall be recorded on the books of the Company upon receipt by the Company of a notice of transfer (“Transfer Notice”), at its principal offices and the payment to the Company of all transfer taxes and other governmental charges imposed on such transfer.

20. No Impairment. The Company will not, by amendment of its articles of incorporation or through any reclassification, capital reorganization, consolidation, merger, sale or conveyance of assets, dissolution, liquidation, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance of performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder,

21. Descriptive Headings and Governing Law. The descriptive headings of the several sections and paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant. The provisions and terms of this Warrant shall be governed by, and construed in accordance with, the internal laws of the State of Louisiana.

22. Successors and Assigns. This Warrant shall be binding upon the Company’s successors and assigns and shall inure to the benefit of the Holder’s successors and legal representatives.

North American Energy Resources, Inc.

By:	/s/ Alan Massara
Name:	Alan Massara
Title:	President
Date:	November 10, 2011

5

EXHIBIT A TO WARRANT CERTIFICATE

Date: _______, ____

North American Energy Resources, Inc.

228 St. Charles Ave., Suite 724

New Orleans, LA 70130

Ladies and Gentlemen:

The undersigned hereby elects:

To exercise the warrant issued to it by North American Energy Resources, Inc. (the “Company”) and dated effective November 10, 2011 (the “Warrant”) in full and to purchase all of the ______________ shares of common stock of the Company (the “Shares”) purchasable thereunder at a purchase price of $______ per Share or an aggregate purchase price of___________ Dollars ($___________ ) (the “Exercise Price”). Pursuant to the terms of the Warrant the undersigned has delivered the Exercise Price herewith in full, in cash or by certified check or wire transfer or as otherwise permitted pursuant to Section 3 of the Warrant.

The undersigned also makes the representations set forth on Exhibit B attached to the Warrant.

The certificate(s) for such Shares shall be issued in the name of the undersigned or as otherwise indicated below:

Very truly yours,

6

EXHIBIT B TO WARRANT CERTIFICATE

THIS AGREEMENT MUST BE COMPLETED, SIGNED AND RETURNED TO NORTH AMERICAN ENERGY RESOURCES, INC. ALONG WITH THE SUBSCRIPTION FORM BEFORE THE SHARES ISSUABLE UPON EXERCISE OF THE WARRANT CERTIFICATE DATED EFFECTIVE NOVEMBER 10, 2011, WILL BE ISSUED.

__________________________, __________

North American Energy Resources, Inc.

228 St. Charles Ave., Suite 724

New Orleans, LA 70130

Attention: President

The undersigned,_________________ (“Purchaser”), intends to acquire up to____________ shares of common stock (the “Shares”) of North American Energy Resources, Inc. (the “Company”) from the Company pursuant to the exercise of a certain Warrant to purchase Shares held by Purchaser. The Shares will be issued to Purchaser in a transaction not involving a public offering and pursuant to an exemption from registration under the Securities Act of 1933, as amended (the “1933 Act”) and applicable state securities laws. In connection with such purchase and in order to comply with the exemptions from registration relied upon by the Company, Purchaser represents, warrants and agrees as follows:

1. Purchaser is acquiring the Shares for its own account, to hold for investment, and Purchaser shall not make any sale, transfer or other disposition of the Shares in violation of the 1933 Act or the General Rules and Regulations promulgated thereunder by the Securities and Exchange Commission (the “SEC”) or in violation of any applicable state securities law;

2. Purchaser has been advised that the Shares have not been registered under the 1933 Act or state securities laws on the ground that this transaction is exempt from registration, and that reliance by the Company on such exemptions is predicated in part on Purchaser’s representations set forth in this letter;

3. Purchaser has been informed that under the 1933 Act, the Shares must be held indefinitely unless they are subsequently registered under the 1933 Act or unless an exemption from such registration (such as Rule 144) is available with respect to any proposed transfer or disposition by Purchaser of the Shares;

4. The Company may refuse to permit Purchaser to sell, transfer or dispose of the Shares (except as permitted under Rule 144) unless there is in effect a registration statement under the 1933 Act and any applicable state securities laws covering such transfer, or unless Purchaser furnishes an opinion of counsel reasonably satisfactory to counsel for the Company, to the effect that such registration is not required;

5. Purchaser has invested in securities of Company in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Shares. Purchaser represents and warrants that it is an “accredited investor” within the meaning of Rule 501 of Regulation D of the 1933 Act.

Purchaser also understands and agrees that there will be placed on the certificate(s) for the Shares, or any substitutions therefor, legends stating in substance:

“These securities have not been registered under the Securities Act of 1933, as amended (the “Act”), or any applicable state securities laws, and may not be sold, offered for sale or transferred unless such sale or transfer is in accordance with the registration requirements of such Act and applicable laws or an exemption from the registration requirements of such Act and applicable laws is available with respect thereto.”

and any legend required pursuant to applicable state securities laws.

7

Purchaser has carefully read this letter and has discussed its requirements and other applicable limitations upon Purchaser’s resale of the Shares with Purchaser’s counsel.

Very truly yours,

8

EXHIBIT 23.1

CONSENT OF CHRISTOPHER ENERGY, LLC

As independent oil and gas consultants, Christopher Energy, LLC hereby consents to the incorporation by reference of all references to our firm and information from our reserves report dated May 16, 2011, included in or made a part of the North American Energy Resources, Inc. Annual Report on Form 10-K/A for the years ended April 30, 2012 and April 30, 2011 to be filed with the Securities and Exchange Commission on or about March    , 2013.

CHRISTOPHER ENERGY, LLC

Tulsa, Oklahoma

March     , 2013

EXHIBIT 99.1

CHRISTOPHER ENERGY, LLC

Petroleum Engineering & Evaluation

8801 South Yale, Suite 150

Tulsa, Oklahoma 74137

(918)488-8988x205

May 16, 2011

North American Energy Resources, Inc.

228 St. Charles Ave.

Suite 724

New Orleans, LA 70130

Attn: Clinton W. Coldren, CEO

As requested, I have estimated the Proved Developed Producing reserves and future net revenues as of May 1, 2011 for oil and gas properties in which North American Energy Resources, Inc. (NAEI) own interests. These property is located in Texas County, Oklahoma. The property was evaluated to the net interests owned by NAEI. The Working and Net Revenue Interest contained in this report were provided by NAEI and not verified by the undersigned. A summary of the net reserves and discounted net revenue is as follows:

Reserve Type	Net Oil (MBbls)	Net Gas (MMCF)	Future Net Revenue, M$	Present Worth Disc@10%,M$
Proved Developed Producing	0	13.32	$10.74	$5.69

The discounted future net revenue for is not represented to be the fair market value of these reserves.

The estimated future net revenue shown is that revenue which is forecast to be realized from the sale of the estimated net reserves after deduction of royalties, ad valorem and production taxes, direct operating expenses and drilling and completion costs, when applicable. Future net revenue as stated in this report is before the deduction of federal and state income taxes.

North American Energy Resources, Inc.

May 16, 2011

SEC guidelines were used for the oil and gas price forecast used in this report. The product price used was an average of the monthly closing NYMEX price for the twelve month period from May 2010 through April 2011. This average price was then adjusted to the actual wellhead price using the calculated basis differential for this one year period. This price was held constant throughout the economic life of the property. Operating expenses were held constant throughout the life of the property. The operating expense used was provided by NAEI and was calculated using an average of historic operating expense.

Reserve estimates and rate projections are based on the extrapolation of established performance trends, pressure data and by comparison to analogous wells in the immediate area. The reserves included in this study are estimates only and should not be construed as exact quantities. Future conditions may affect recovery of the estimated remaining reserves and revenue, and these reserves may be subject to revision as more performance data become available. The actual net income that will be received may be more or less than those projected.

Well tests, prices, costs, production and other data, including the extent and character of ownership, were accepted as furnished by NAEI or from public information. No tests or lease inspections were made by the undersigned in conjunction with this study. The basic data and work data for these estimates is not included in this report but is available for inspection and study by authorized interested parties.

In order to estimate the reserves, costs and future revenues shown in this report, I have relied in part on geologic, engineering and economic data furnished by the client. Although best efforts have been made to acquire all pertinent data and to analyze it carefully with methods accepted by the petroleum industry, there is no guarantee the volumes of oil and gas or the revenues projected will be realized. The reserves and revenue projections presented in this report may require revision upward or downward as additional data become available.

Any distribution or publication of this report or any part thereof must include this letter in its entirety.

/s/ Gary R. Christopher
Gary R. Christopher
Petroleum Engineer

2

Date: 05/16/2011	NORTH AMERICAN ENERGY RESOURCES, INC

		As Of Date: 05/01/2011	Case :	MILLER 1-5
		Discount Rate (%): 10.00	Cat:	Proved Producing
		SEC PRICING	Field :	CAMRICK
			Operator:	AEXCO PETROLEUM
			Reservoir:	MORROW
			Co, State:	TEXAS, OK
Cum Oil (Mbbl):	0.61
Cum Gas (MMcf):	1,185.04

Year	Gross Oil (Mbbl)	Gross Gas (MMcf)	Net Oil (Mbbl)	Net Gas (MMcf)	Oil Price ($/bbl)	Gas Price $/Mcf)	Oil Revenue (M$)	Gas Revenue (M$)	Misc. Revenue (M$)
2011	0.00	7.58	0.00	0.47	0.00	2.97	0.00	1.39	0.00
2012	0.00	11.09	0.00	0.68	0.00	2.97	0.00	2.03	0.00
2013	0.00	10.78	0.00	0.66	0.00	2.97	0.00	1.97	0.00
2014	0.00	10.51	0.00	0.65	0.00	2.97	0.00	1.92	0.00
2015	0.00	10.25	0.00	0.63	0.00	2.97	0.00	1.87	0.00
2016	0.00	10.02	0.00	0.62	0.00	2.97	0.00	1.83	0.00
2017	0.00	9.74	0.00	0.60	0.00	2.97	0.00	1.78	0.00
2018	0.00	9.50	0.00	0.58	0.00	2.97	0.00	1.74	0.00
2019	0.00	9.26	0.00	0.57	0.00	2.97	0.00	1.69	0.00
2020	0.00	9.06	0.00	0.56	0.00	2.97	0.00	1.66	0.00
2021	0.00	8.81	0.00	0.54	0.00	2.97	0.00	1.61	0.00
2022	0.00	8.59	0.00	0.53	0.00	2.97	0.00	1.57	0.00
2023	0.00	8.37	0.00	0.52	0.00	2.97	0.00	1.53	0.00
2024	0.00	8.18	0.00	0.50	0.00	2.97	0.00	1.50	0.00
2025	0.00	7.96	0.00	0.49	0.00	2.97	0.00	1.46	0.00
Rem	0.00	76.76	0.00	4.72	0.00	2.97	0.00	14.04	0.00
Total	0.00	21647	0.00	1332	0.00	2.97	0.00	39.58	0.00
Ult	0.61	1,401.51

Year	Well Count	Net Tax Production (M$)	Net Tax Advalorem (M$)	Net Investment (M$)	Net Lease Costs (M$)	Net Well Costs (M$)	Other Costs (M$)	Net Profits (M$)	Annual Cash Flow (M$)	Cum Disc. Cash Flow (M$)
2011	1.00	0.10	0.00	0.00	0.67	0.00	0.00	0.00	0.62	0.60
2012	1.00	0.14	0.00	0.00	1.01	0.00	0.00	0.00	0.88	1.38
2013	1.00	0.14	0.00	0.00	1.01	0.00	0.00	0.00	0.83	2.05
2014	1.00	0.14	0.00	0.00	1.01	0.00	0.00	0.00	0.78	2.63
2015	1.00	0.13	0.00	0.00	1.01	0.00	0.00	0.00	0.74	3.13
2016	1.00	0.13	0.00	0.00	1.01	0.00	0.00	0.00	0.70	3.55
2017	1.00	0.13	0.00	0.00	1.01	0.00	0.00	0.00	0.65	3.91
2018	1.00	0.12	0.00	0.00	1.01	0.00	0.00	0.00	0.61	4.22
2019	1.00	0.12	0.00	0.00	1.01	0.00	0.00	0.00	0.57	4.48
2020	1.00	0.12	0.00	0.00	1.01	0.00	0.00	0.00	0.53	4.70
2021	1.00	0.11	0.00	0.00	1.01	0.00	0.00	0.00	0.49	4.89
2022	1.00	0.11	0.00	0.00	1.01	0.00	0.00	0.00	0.45	5.04
2023	1.00	0.11	0.00	0.00	1.01	0.00	0.00	0.00	0.42	5.17
2024	1.00	0.11	0.00	0.00	1.01	0.00	0.00	0.00	0.38	5.28
2025	1.00	0.10	0.00	0.00	1.01	0.00	0.00	0.00	0.35	5.37
Rem.		1.00	0.00	0.00	11.28	0.00	0.00	0.00	1.76	0.32
Total		2.81	0.00	0.00	26.04	0.00	0.00	0.00	10.74	5.69

3

Major Phase :	Gas		Abandonment Date :	03/19/2037
Perfs :	6782-6804		Working Int :	0.07500000	Present Worth Profile (M$)
Initial Rate :	950.00	Mcf/month	Revenue Int :	0.06152945	PW	5.00%:	7.51
Abandonment :	493.28	Mcf/month			PW	8.00%:	6.31
Initial Decline :	2.50				PW	10.00%:	5.69
					PW	12.00% :	5.18
					PW	15.00%:	4.56
					PW	20.00%:	3.82

4

MILLER 1-5
Field: CAMRICK
County,State: TEXAS,OK

5.69 M$
Disc Rate: 10 %
Oper: AEXCO PETROLEUM INCORPORATED

GOR (scf/bbl)
Gas (Mcf/mon)
Oil (bbl/mon)
10000
10000
1000
1000
100
100
100
10
1
97
98
99
00
01
02
03
04
05
06
07
08
09
10
11
12
13
14
15
16

Gas Rem: 216.47 MMcf
Gas EUR: 1,401.51 MMcf
Christopher Energy LLC

5

AEXCO PETROLEUM INC	PAGE 1
PRODUCTION HISTORY/LOE REPORT	4/28/11 10:09
ALL MONTHS PRODUCED FROM 01/08 TO 04/11	GROSS VALUES

363450110 MILLER #1-5

MONTH	VOL PROD	GAS	GAS	TOTAL	NET	NET	NET	$/NCF	$UNIT
PROD	NET MCF	REVENUE	REVENUE	TAXES	SALES	LOE	INCOME	GAS	MISC

01-08	1011.00	4496.80	4496.80	323.70	4173.10	1085.41	3087.69	4.45
02-08	945.00	4732.18	4732.18	340.62	4391.56	1084.18	3307.38	5.01
03-08	1018.00	5494. 65	5494.65	395.49	5099.16	1188.58	3910.58	5.40
04-08	985.00	5625.21	5625.21	404.88	5220. 33	1147.15	4073.18	5.71
05-08	1018.00	6347.88	6347.88	456.88	5891.00	1159.24	4731.76	6.24
06-08	979.00	6465.64	6465.64	465.35.	6000.29	1202.72	4797.57	6.60
07-08	1010.00	7564.27	7564.27	544.40	7019. 87	1211.21	5808.66	7.49
08-08	1000.00	5201.98	5201.98	374.43	4827. 55	1382.19	3445.36	5.20
09-08	978.00	4380.89	4380.89	315.35	4065.54	1186.63	2878.91	4.48
10-08	1007.00	2870.31	2870.31	206.67	2663.64	1366.94	1296.70	2.85
11-08	971.00	1969.34	1969. 34	141.84	1827.50	1117.54	709.96	2.03
12-08	988.00	2782.95	2782.95	200.38	2582.57	1084.63	1497.94	2.82
TOTAL 2008	11910.00	57932.10	S7932.10	4169.99	53762.11	14216.42	39545.69	4.86
01-09	982.00	2880.46	2880.46	207.40	2673. 06	1148.34	1524.72	2.93
02-09	886.00	1876.71	1876.71	135.16	1741.55	1129.20	612.35	2.12
03-09	990.00	1824.24	1824.24	131.40	1692.84	1129.20	563.64	1.84
04-09	959.00	1748.89	1748. 89	125.97	1622. 92	1130.31	492.61	1.82
05-09	995.00	1920.04	1920.04	138.29	1781.75	1233.81	547.94	1.93
06-09	957.00	1960.84	1960.84	141.22	1819.62	1123.65	695.97	2.05
07-09	980.00	2172.63	2172.63	156.46	2016.17	1142.94	873.23	2.22
08-09	959.00	2175.11	2175.11	156.65	2018.46	1342.25	676.21	2.27
09-09	946.00	1882.29	1882.29	135.57	1746.72	1104.19	642.53	1.99
10-09	983.00	2618.68	2618. 68	18.57	2430.11	1144.48	1285. 63	2.66
11-09	948.00	2913.79	2913.79	209.79	2704.00	1160.13	1543.87	3.07
12-09	954.00	3003.03	3003.03	216.20	2786.83	1100.50	1686.33	3.15
TOTAL 2009	11539.00	26976.71	26976.71	1942.68	25034.03	13889.00	11145.03	2.34
01-10	991.00	3633.03	3633.03	261.54	3371.49	1093.56	2277.93	3.67
02-10	870.00	3075.87	3075. 87	221.44	2854.43	1115.93	1738.50	3.54
03-10	867.00	2634.70	2634. 70	189.69	2445.01	1138.79	1306.22	3.04
04-10	1085.00	2782.99	2782. 99	200.39	2582.60	1132.54	1450.06	2.56
05-10	1065.00	2791.68	2791. 68	201.02	2590.66	1110.40	1480.26	2.62
06-10	990.00	2586.93	2586. 93	186.29	2400.64	1149.57	1251.07	2.61
07-10	987.00	3210.20	3210. 20	231.12	2979.08	1134.54	1844.54	3.25
08-10	971.00	2980.60	2980.60	214.60	2766.00	1116.34	1649.66	3.07
09-10	943.00	2503.94	2503. 94	180.30	2323.64	1356.16	967.48	2.66
10-10	977.00	2788.92	278a 92	200.81	2588.11	1108.43	1479.68	2.85
11-10	941.00	2437.67	2437.67	175.64	2262.13	1097.66	1164.47	2.59
12-10	961.00	3150.29	3150. 29	226.80	2923.49	1064.13	1859.36	3.28
TOTAL 2010	11648.00	34576. 82	34576.82	2489.54	32087.28	13618.05	18469.23	2.97
01-11	977.00	2693.67	2693. 67	193.96	2499.71	1065.71	1434.00	2.76
02-11	873.00	2495.65	2495. 65	179.70	2315.95	1037.23	1278.72	2.86
03-11						1054.64	-1054.64
TOTAL 2011	1850.00	5189.32	5189. 32	373.66	4815.66	3157.58	1658. 08	2.81
PROP TOTAL	36947.00	124674.95	124674.95	8975.87	115699.08	44881.05	70818. 03	3.37

6